2025 Notice of Annual Meeting of Stockholders and Proxy Statement





Fellow Stockholders:

On behalf of the Board of Directors, we invite you to attend the SPX Technologies, Inc. 2025 Annual Meeting of Stockholders (the "Annual Meeting") on May 13, 2025, at 8:00 a.m. (Eastern Time). The Annual Meeting will be held in a virtual format, conducted via a live webcast.

2024 Review – Another Year of Strong Growth

SPX Technologies ("SPX") delivered another very strong year in 2024, demonstrating solid financial and operational performance. Strong organic growth and the acquisition of Ingénia helped drive year-over-year increases of 13.9% in revenue and 38.9% in operating income. Robust cash generation enabled us to fund a $292 million acquisition and end the year in a strong financial position, demonstrating the effectiveness of our value creation framework.

We also made notable progress in our key initiatives. Investments in facility expansions, continuous improvement, and digital contributed to revenue growth and margin expansion, positioning us for continued success. In our sustainability efforts, we introduced several new products that help customers enhance energy efficiency, reduce water consumption, and operate more safely.

Well Positioned to Continue Value Creation Journey

We also entered 2025 with a solid financial foundation, supported by healthy backlogs in both our HVAC and Detection & Measurement segments, and sustained customer demand in key markets that will foster continued growth.

Looking ahead, we remain focused on driving value by introducing innovative solutions and strategically expanding our position in key growth markets. We will continue to deploy our business system to enhance operational efficiency and pursue strategic acquisitions that strengthen our platforms, while executing on our sustainability and talent development initiatives.

Our guidance range for 2025 includes another double-digit increase in Adjusted EBITDA and adjusted earnings per share at the midpoint, excluding any impact from further potential capital deployment. We believe that the goals we have set reflect a high level of expectations for our team, and a commitment to delivering the strong performance that investors have come to expect from SPX.

Meeting Attendance and Voting

All SPX stockholders of record at the close of business on March 17, 2025 are entitled to vote on the matters listed at the Annual Meeting. To ensure that your shares will be represented, we ask you to vote by telephone, mail, or over the internet as soon as possible.

On behalf of the Board of Directors and our leadership team, we would like to express our gratitude to our employees for working tirelessly to achieve our goals, and to you, our stockholders, for your valuable feedback and continued interest in SPX Technologies.

Sincerely,

Patrick O'Leary
Chairman of the Board of Directors

Gene Lowe
President and Chief Executive Officer



6325 Ardrey Kell Rd, Suite 400
Charlotte, North Carolina 28277

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS

Tuesday, May 13, 2025
8:00 a.m. (Eastern Time)

Virtual format, conducted via a live webcast at meetnow.global/MR5TU2F.

There is no physical location for the 2025 Annual Meeting of Stockholders. Further information regarding attendance, including how to access the virtual meeting, is set forth in the "Question and Answers" section of the accompanying proxy statement. In this notice and throughout the proxy statement, we refer to SPX Technologies, Inc. as "SPX," the "Company," "we" or "us."

Agenda

The principal business of the Annual Meeting will be to:

1. Elect the three nominees named in our Proxy Statement to serve as directors until our 2027 Annual Meeting;

2. Approve our named executive officers' compensation, on a non-binding advisory basis;

3. Ratify our Audit Committee's appointment of our independent registered public accounting firm for 2025; and

4. Transact any other business properly brought before the meeting or any adjournment thereof.

Record Date

March 17, 2025. You may vote during the virtual Annual Meeting or by proxy if you were a stockholder of record at the close of business on March 17, 2025. You may revoke your proxy at any time prior to its exercise at the Annual Meeting.

Proxy Materials

This year, we are again electronically disseminating Annual Meeting materials to some of our stockholders, as permitted under the "Notice and Access" rules approved by the Securities and Exchange Commission. Stockholders for whom Notice and Access applies will receive a Notice of Internet Availability of Proxy Materials containing instructions on how to access Annual Meeting materials via the internet. The Notice also provides instructions on how to obtain paper copies if preferred.

By Order of the Board of Directors,

Cherée H. Johnson
Vice President, Chief Legal Officer and Corporate Secretary

Approximate Date of Mailing of Proxy Materials or Notice of Internet Availability:

April 1, 2025

TABLE OF CONTENTS

Non-GAAP Financial Measures: Our adjusted earnings per share guidance and adjusted EBITDA guidance for full year 2025 are not measures under generally accepted accounting principles in the United States ("GAAP") and exclude items, which would be included in our comparable GAAP financial measures, that we do not consider indicative of our on-going performance; and each is calculated in a manner consistent with the presentation of the similarly titled historical non-GAAP measure presented in our earnings release for the quarter and fiscal year ended December 31, 2024 furnished as Exhibit 99.1 to our Current Report on Form 8-K dated February 25, 2025. These items include, but are not limited to, acquisition related costs, costs associated with dispositions, and potential non-cash income or expense items associated with changes in market interest rates and actuarial or other data related to our pension and postretirement plans, as the ultimate aggregate amounts associated with these items are out of our control and/or cannot be reasonably predicted. Accordingly, a reconciliation of our non-GAAP financial guidance to the most comparable GAAP financial measures is not practicable. The full-year guidance excludes impacts from future acquisitions, dispositions and related transaction costs, restructuring costs, incremental impacts of tariffs and trade tensions on market demand and costs subsequent to February 25, 2025, the impact of foreign exchange rate changes subsequent to December 31, 2024, and environmental and litigation charges. See Appendix A for additional information with respect to certain non-GAAP financial measures used to evaluate performance for the purpose of executive officer incentive compensation, which is discussed elsewhere in this Proxy Statement.

Proxy Statement Annual Meeting of Stockholders

The Annual Meeting of our stockholders will be held at 8:00 a.m. (Eastern Time), on Tuesday, May 13, 2025, in a virtual format, conducted via a live webcast.

You will be able to attend the Annual Meeting, vote (if you are a stockholder of record) and submit questions during the meeting by visiting **meetnow.global/MR5TU2F**. Stockholders who hold shares of our common stock in "street name" may direct the holder of record how to vote their shares at the meeting by following the instructions that they receive from the holder of record.

We are furnishing this Proxy Statement to our stockholders of record as of March 17, 2025 in connection with the solicitation of proxies by our Board of Directors for the 2025 Annual Meeting of Stockholders and any adjournment or postponement of the meeting.

Our 2024 Annual Report to Stockholders, which includes our annual report on Form 10-K without exhibits, accompanies this Proxy Statement. You may obtain a copy of the exhibits described in the Form 10-K for a fee upon request. Please contact Paul Clegg, Vice President, Investor Relations and Communications, SPX Technologies, Inc., 6325 Ardrey Kell Rd, Suite 400, Charlotte, North Carolina 28277.

Important Notice Regarding the Availability of Proxy Materials for the 2025 Annual Meeting of Stockholders:

The Notice of Annual Meeting, Proxy Statement, and our 2024 Annual Report to Stockholders are available electronically at www.envisionreports.com/SPXC (for stockholders of record) or www.edocumentview.com/SPXC (for all other stockholders).

Certain statements in this Proxy Statement are forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and are subject to the safe harbor created thereby. These statements relate to future events or our future financial performance and involve known and unknown risks, uncertainties and other factors that may cause our businesses' or our industries' actual results, levels of activity, performance or achievements to be materially different from those expressed or implied by any forward-looking statements. Such statements may address our plans, our strategies, our prospects, changes and trends in our business and the markets in which we operate. In some cases, you can identify forward-looking statements by terminology such as "may," "could," "would," "should," "expect," "plan," "anticipate," "intend," "believe," "estimate," "predict," "project," "potential" or "continue" or the negative of those terms or other comparable terminology. Please consider these forward-looking statements in conjunction with the Company's documents filed with the Securities and Exchange Commission, including the Company's most recent annual report on Form 10-K, which identify important risk factors and other uncertainties that could cause actual results to differ from those contained in the forward-looking statements, including the following: cyclical changes and specific industry events in the Company's markets; changes in anticipated capital investment and maintenance expenditures by customers; availability, limitations or cost increases of raw materials and/or commodities, including as a result of new or increased tariffs, that cannot be recovered in product pricing; the impact of competition on profit margins and the Company's ability to maintain or increase market share; inadequate performance by third-party suppliers and subcontractors for outsourced products, components and services and other supply-chain risks; the uncertainty of claims resolution with respect to environmental and other contingent liabilities; the impact of climate change and any legal or regulatory actions taken in response thereto; cyber-security risks; risks with respect to the protection of intellectual property, including with respect to the Company's digitalization initiatives; the impact of overruns, inflation and the incurrence of delays with respect to long-term fixed-price contracts; defects or errors in current or planned products; the impact of pandemics and governmental and other actions taken in response; domestic economic, political, legal, accounting and business developments adversely affecting the Company's business, including regulatory changes; changes in worldwide economic conditions, including as a result of geopolitical conflicts; uncertainties with respect to the Company's ability to identify acceptable acquisition targets; uncertainties surrounding successful completion of acquisition or disposition transactions, including with respect to integrating acquisitions and achieving cost savings or other benefits from acquisitions; the impact of retained liabilities of disposed businesses; potential labor disputes; and extreme weather conditions and natural and other disasters. These statements are only predictions and actual events or results may differ materially. Accordingly, forward-looking statements should not be relied upon as a prediction of actual results. In addition, management's estimates of future operating results are based on the Company's current complement of businesses, which is subject to change as management selects strategic markets.

Information with respect to our officers and directors presented in this proxy statement for periods prior to the consummation of our holding company reorganization completed on August 15, 2022 include their respective service, and compensation from, our corporate predecessor, SPX Corporation. For example, although each of the directors was first elected to the Company's Board of Directors in August 2022 in connection with the reorganization, the biographical and other information herein with respect such directors includes their service as directors of SPX Corporation for periods prior to the consummation of the reorganization.

MEETING AND VOTING HIGHLIGHTS

This summary highlights information about the Company, voting recommendations of our Board of Directors ("Board"), and certain information contained elsewhere in this proxy statement ("Proxy Statement") for the Company's 2025 Annual Meeting of Stockholders ("Annual Meeting" or "meeting"). This summary does not contain all of the information that you should consider in voting your shares. Before voting, you should carefully read the entire Proxy Statement and our 2024 Annual Report to Stockholders.

Annual Meeting

Time and Date:	8:00 a.m. (Eastern Time), Tuesday, May 13, 2025
Place:	Virtual format, conducted via a live webcast at: meetnow.global/MR5TU2F
Record Date:	March 17, 2025

Purpose of Meeting and Board Recommendations

	Proposals	Board Vote Recommendation	Votes Required for Approval	Page Reference
Proposal 1:	Election of Directors	**FOR** each nominee	Majority of votes cast	13
Proposal 2:	Approval of Named Executive Officers' Compensation, on a Non-binding Advisory Basis ("Say-on-Pay")	**FOR**	Majority of votes cast	51
Proposal 3:	Ratification of Appointment of Independent Registered Public Accounting Firm	**FOR**	Majority of shares present or represented by proxy and entitled to vote	54

The Board strongly encourages you to exercise your right to vote on these matters. Your vote is important.

Who May Vote

Holders of SPX common stock whose shares are recorded directly in their names in our stock register ("stockholders of record") at the close of business on March 17, 2025, may vote their shares on the matters to be acted upon at the meeting. Stockholders who hold shares of our common stock in "street name," that is, through an account with a broker, bank, trustee, or other holder of record, as of such date may direct the holder of record how to vote their shares at the meeting by following the instructions that they receive from the holder of record.

A list of stockholders entitled to vote at the meeting will be available for examination at our principal executive offices located at 6325 Ardrey Kell Rd, Suite 400, Charlotte, North Carolina 28277, for a period of at least ten days prior to the Annual Meeting. The stock register will not be closed between the record date and the date of the meeting.

 

How to Vote

How to Vote		Stockholders of Record*	Street Name Holders†
MOBILE DEVICE	Scan the QR Code to vote using your mobile device:		Refer to voting instruction form.
INTERNET	Visit the applicable voting website:	www.envisionreports.com/SPXC	www.proxyvote.com
TELEPHONE	Within the United States, U.S. Territories, and Canada, on touch-tone telephone, call toll free:	1-800-652-VOTE (8683)	Refer to voting instruction form.
MAIL	Complete, sign, and mail your proxy card or voting instruction form in the self-addressed envelope provided for receipt no later than May 12, 2025.		
MEETING	For instructions on attending and voting during the Annual Meeting, conducted via a live webcast, please see below and page 55.		

* You hold shares registered in your name with SPX's transfer agent, Computershare, or you are an Employee Benefit Plan Participant.

† You hold shares held through a broker, bank, trustee, or other holder of record.

Your voting instructions must be received prior to the start of the meeting at 8:00 a.m. (Eastern Time), on May 13, 2025, if you are not voting at the meeting. Voting instructions submitted by participants in the KSOP Trust must be received by 9:00 a.m. (Eastern Time) on May 9, 2025.

Admission to Meeting

The Annual Meeting will be held solely in a virtual format, conducted via a live webcast. You will be able to attend the Annual Meeting by visiting the Company's virtual meeting website (meetnow.global/MR5TU2F) at the meeting time. Upon visiting the meeting website, you will be prompted to enter your 15-digit control number provided on your Notice of Internet Availability of Proxy Materials or proxy card you received with your proxy materials.

If you hold your shares in street name, in order to join the virtual meeting as a stockholder and be able to vote and submit questions during the Annual Meeting, you will need to contact your broker, bank or other holder to receive proof of your beneficial ownership and submit such proof, along with your name and email information, to Computershare in advance of the Annual Meeting no later than 5:00 p.m. (Eastern Time) on May 8, 2025, which may be submitted via email to legalproxy@computershare.com, or via mail to Computershare, SPX Technologies, Inc. Legal Proxy, P.O. Box 43001, Providence, Rhode Island 02940-3001. Upon receipt of such beneficial ownership proof, Computershare will then register you for attendance at the virtual meeting and provide you with registration information needed to join the meeting as a stockholder.

Additional Information

More detailed information about the Annual Meeting and voting can be found in "Questions and Answers" beginning on page 55.

CORPORATE GOVERNANCE

CODE OF ETHICS AND BUSINESS CONDUCT

We have adopted a Code of Ethics and Business Conduct that applies to all our directors, officers, and employees, including our chief executive officer and senior financial and accounting officers. Our Code of Ethics and Business Conduct requires each director, officer, and employee to avoid conflicts of interest; comply with all laws and other legal requirements, conduct business in an honest and ethical manner, and otherwise act with integrity and in the best interest of our Company and our stockholders. In addition, our Code of Ethics and Business Conduct acknowledges special ethical obligations for financial reporting.

We maintain a current copy of our Code of Ethics and Business Conduct, and we will promptly post any amendments to or waivers of our Code of Ethics and Business Conduct regarding our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions, on our website (www.spx.com) under the heading "Investor Relations —Corporate Governance—Commitment to Ethics and Compliance."

CORPORATE GOVERNANCE GUIDELINES

As part of its ongoing commitment to good corporate governance, the Board has codified its corporate governance practices into a set of Corporate Governance Guidelines. These guidelines are reviewed annually by the Governance & Sustainability Committee and approved by the full Board to maintain the most up-to-date governance practices. These guidelines assist the Board in the exercise of its responsibilities and may be amended by the Board from time to time. Our Corporate Governance Guidelines are available on our website (www.spx.com) under the heading "Investor Relations—Corporate Governance."

STRUCTURE OF THE BOARD OF DIRECTORS

Our Board of Directors is currently classified into three separate classes. At our 2024 annual meeting of stockholders, the Company's stockholders approved an amendment to the Company's Certificate of Incorporation providing for the elimination of the classified board structure over a three-year period (the "Declassification Amendment"). As a result of the approval of the Declassification Amendment, our classified board structure is being phased out, and the annual election of the entire Board of Directors is being phased in over a three-year period concluding at the 2027 annual meeting of stockholders.

DIRECTOR INDEPENDENCE

Our Corporate Governance Guidelines require that a substantial majority of the Board meet the independence requirements of the listing standards of the New York Stock Exchange ("NYSE"). At least annually, our Board reviews whether each of our directors is independent. The Board has adopted Independence Standards to help guide it in this process. Our Independence Standards are available on our website (www.spx.com) under the heading "Investor Relations—Corporate Governance." Based on its most recent annual review, the Board has concluded that Patrick J. O'Leary, Ricky D. Puckett, David A. Roberts, Meenal A. Sethna, Ruth G. Shaw, Robert B. Toth, Tana L. Utley, and Angel Shelton Willis, are independent, as defined in our Independence Standards and the listing standards of the NYSE. The Board has concluded that Eugene J. Lowe, SPX's President and Chief Executive Officer ("CEO"), is not independent as defined in our Independence Standards and the listing standards of the NYSE.

The non-employee members of the Board meet regularly in executive session without management. In addition, the non-employee members of the Board meet in executive session on a regular basis with the CEO and such other management as the Board deems appropriate.

SUSTAINABILITY MATTERS

In addition to our Corporate Governance Guidelines, we have implemented programs to incorporate sustainability practices both in the products we make and how we make them. The Governance & Sustainability Committee of the Board oversees the governance of SPX's sustainability program. At the direction of the Board, the Company has formed a Sustainability Steering Committee, a management committee that provides periodic reports to the Governance & Sustainability Committee on the Company's sustainability initiatives and efforts. In September 2024, SPX published its Seventh Annual Sustainability Report reflecting significant progress across several measures and initiatives, including reaching our 2030 Greenhouse Gas emissions intensity target ahead of plan, improvements in safety metrics, enhanced governance processes, and the introduction of multiple climate-conscious solutions for our customers. A copy of this Sustainability Report can be found on our website (www.spx.com), under the heading "Investor Relations—Sustainability."

 

RISK OVERSIGHT

The Board exercises overall risk governance at SPX, with committees taking the lead in discrete areas of risk oversight. For example, the Audit Committee is primarily responsible for risk oversight relating to financial statements and cybersecurity; the Compensation Committee is primarily responsible for risk oversight relating to executive compensation; and the Governance & Sustainability Committee is primarily responsible for risk oversight relating to corporate governance, including with respect to sustainability matters. Committees report to the Board on risk management matters on a regular basis.

Management presents to the Audit Committee its view of the principal risks facing SPX in a dedicated "enterprise risk management" presentation at least once a year. Matters such as risk tolerance and management of risk are also discussed at this meeting. Further, management periodically reviews with the Audit Committee our major risk exposures, identified through the enterprise risk management process, as well as the steps management has taken to monitor and control such exposures.

We conduct an annual in-depth review of the risks associated with our incentive-based compensation arrangements and practices, and management presents to the Compensation Committee its view on such risks. In 2024, we again determined that the risks associated with these arrangements are appropriate. See "Risk Analysis," on page 36, for further discussion.

In addition, the Board explicitly addresses risk in a wide range of discussions, including those relating to segment or business unit activities, specific corporate functions (such as treasury, tax, capital allocation, legal, etc.), cybersecurity, ongoing litigation, and consideration of extraordinary transactions. In particular, the Audit Committee reviews cybersecurity risk mitigation each quarter and conducts an annual in-depth review of our material cybersecurity risks and our defensive posture with management and SPX's Chief Information Officer and Chief Information Security Officer. In addition to the Board's active role in these discussions, the Board has full access to management, as well as the ability to engage advisors, in order to assist in its risk oversight role.

CHARITABLE CONTRIBUTIONS

It is the policy of the Board that no officer or director shall solicit contributions for charities from other officers or directors or directly from SPX if the director or officer soliciting the contributions personally controls the charity. In addition, no officer or director shall solicit contributions from other officers or directors for charities controlled by SPX.

From time to time, SPX may make contributions to charitable organizations for which a member of our Board or one of our executive officers serves as a director or officer. In the past three fiscal years, however, the amount of any of these contributions in any single fiscal year has not exceeded the greater of $1 million or 2% of the charitable organization's consolidated gross revenues.

STRATEGIC PLANNING

Our Board meets regularly to discuss the strategic direction and the issues and opportunities facing our Company. Our Board has been instrumental in determining our next steps as we focus on growth with an emphasis on strengthening our current complement of businesses while living up to our values and our commitment to sustainability principles.

- *Constant Focus on Strategy:* Throughout the year, our Board provides guidance to management on strategy and helps to refine business plans to implement the strategy.

- *Detailed Annual Review of Strategy:* Each year, typically during the third quarter, the Board holds an extensive meeting with senior management dedicated to discussing and reviewing our long-term business plans and overall corporate strategy. As part of this meeting, our CEO leads a discussion of potential growth opportunities, key risks to the plans and strategy, and risk mitigation plans and activities.

Furthermore, in setting our business strategy, the Board plays a critical role in determining the types and appropriate levels of risk undertaken by the Company.

COMMUNICATIONS WITH DIRECTORS

Interested parties may communicate with any of our non-employee directors by writing to the director in care of our Corporate Secretary at our address shown on the Notice of Annual Meeting of Stockholders accompanying this Proxy Statement. In accordance with the policy adopted by our non-employee directors, our Corporate Secretary will promptly relay to the addressee all communications that she determines require prompt attention by a non-employee director and will regularly provide the non-employee directors with a summary of all substantive communications.

DIRECTOR NOMINEES AND QUALIFICATIONS

The Governance & Sustainability Committee is responsible for proposing director nominees and will consider director nominee recommendations offered by stockholders in accordance with our By-laws. The Governance & Sustainability Committee selects individuals as director nominees based on the following:

- Business and professional accomplishments;
- Integrity;
- Demonstrated ability to make independent analytical inquiries;
- Ability to understand our businesses;
- Absence of conflicts of interest;
- Willingness to devote the necessary time to Board duties; and
- Alignment of skills with those identified by the Board as desirable for the advancement of the Company; for more details on such identified areas, see our skills matrix under "Director and Nominee Skills and Experience" on page 20.

The Board and the Governance & Sustainability Committee require each director to have a proven record of success and leadership. In order to maintain appropriate flexibility to adjust to evolving needs, neither the Board nor the Governance & Sustainability Committee has set minimum requirements with respect to age, education, or years of business experience or has designated specific expertise required for directors. Rather, the Governance & Sustainability Committee seeks to structure the Board so that it consists of a diverse group of individuals, each with a unique combination of skills, experience, and background. The Governance & Sustainability Committee has no set diversity policy or targets, but places what it believes to be appropriate emphasis on certain skills, experience, and background that it determines adds, or would add, value to our Board. Knowledge of our industries and strategic perspective, as well as financial expertise, operational experience, and expertise with strategy development (including mergers and acquisitions), are examples of attributes that our Board and the Governance & Sustainability Committee consider important. The Governance & Sustainability Committee also considers effective interaction among Board members and between the Board and management to be crucial factors in considering individuals for nomination.

The Governance & Sustainability Committee regularly reviews the participation of individual directors to assure that each director is devoting adequate time and attention to Company matters. In addition, our Corporate Governance Guidelines provide that:

- Non-management directors should not serve on more than four public company boards, including the Company's Board, and are required to notify the Governance & Sustainability Committee prior to accepting an invitation to serve on the board, audit committee or compensation committee of another public company;

- Directors who are also full-time executives either at the Company or another entity, including without limitation, the Company's Chief Executive Officer, should not serve on more than two public company boards, including the Company's Board;

- Committee chairs should not serve as the chair of more than three public company board committees, including his or her role as chair of a Company Board committee; and

- The chair of the Audit Committee should not serve as the chair of more than three audit committees (including the Company Audit Committee, but excluding the audit committees of any non-profit organizations).

The Governance & Sustainability Committee considers the criteria listed in the paragraphs above at least each time a director is re-nominated for Board membership or when considering additions to the Board. At such times as the Board and the Governance & Sustainability Committee determine there is a need to add or replace a director, the Governance & Sustainability Committee identifies director candidates through references from its members, other directors, management, or, if appropriate, outside search firms. The Governance & Sustainability Committee applies the same process and standards to the evaluation of each potential director nominee, regardless of whether he or she is recommended by one or more stockholders or is identified by some other method. The Board does not mandate director retirement based on age.

Any stockholder who wishes to recommend an individual for consideration by the Governance & Sustainability Committee should provide written notice of the recommendation to our Corporate Secretary at our address shown on the Notice of Annual Meeting of Stockholders accompanying this Proxy Statement. Such notice must be accompanied by certain disclosures, including written information about the recommended nominee's business experience and background, and documentation required under our By-laws for stockholder nominations of directors, as well as a consent in writing signed by the recommended nominee that he or she is willing to be considered as a nominee and, if nominated and elected, that he or she will serve as a director. In addition, any director nominee must provide information we may reasonably request in order for us to determine the eligibility of such nominee to serve as an independent director.

Once the Governance & Sustainability Committee identifies a director candidate, directors and members of management interview the candidate. Following that process, the Governance & Sustainability Committee and the Board determine whether to nominate the candidate for election at an annual meeting of stockholders or, if applicable, to appoint the candidate as a director. Any such nomination or appointment is subject to acceptance by the candidate. Our By-Laws require that any director appointed to the Board other than at an annual meeting of stockholders be submitted for election by our stockholders at the next annual meeting.

DIRECTOR ELECTION

In uncontested elections, we elect directors by majority vote. Under this voting standard, the number of shares voted "for" a director must exceed the number of shares voted "against" that director. In a contested election, directors are elected by a plurality of the votes represented in person or by proxy at the meeting. An election is contested if the number of nominees exceeds the number of directors to be elected. Whether or not an election is contested is determined ten days in advance of the date we file our definitive proxy statement with the Securities and Exchange Commission ("SEC"). This year's election is uncontested. Accordingly, the majority vote standard will apply.

If a nominee already serving as a director is not elected at an annual meeting, then the law of the State of Delaware (SPX's state of organization) provides that the director will continue to serve on the Board as a "holdover director" until his or her successor is elected. Our Governance & Sustainability Committee, however, has established procedures in our Corporate Governance Guidelines requiring directors to tender to the Board advance resignations. The Board will nominate for election or re-election as a director only those candidates who agree to tender, promptly following each annual meeting of stockholders at which they are subject to re-election as a director, irrevocable resignations that will be effective only if (1) the director fails to receive a sufficient number of votes for re-election at the next annual meeting of stockholders at which he or she faces re-election, and (2) the Board accepts the resignation. In addition, the Board will fill director vacancies and new directorships only with candidates who agree to tender, promptly following their appointment to the Board, the same form of resignation tendered by other directors in accordance with this provision.

In the event a resignation is triggered as a result of a director failing to receive sufficient votes, the Governance & Sustainability Committee will consider the resignation and make a recommendation to the Board on whether to accept or reject it, or whether other action should be taken. The Board will consider the Governance & Sustainability Committee's recommendation and publicly disclose its decision and the rationale behind it in a Current Report on Form 8-K filed with the SEC within 90 days from the date of certification of the election results.

ATTENDANCE AT ANNUAL MEETING

It is our policy to invite all members of our Board to attend our Annual Meeting. While their attendance is not required, all of our directors attended our 2024 annual meeting of stockholders.

CONSIDERATION OF RELATED-PARTY TRANSACTIONS

Pursuant to its charter and a written related-party policy, the Audit Committee is charged with reviewing and approving any related-party transactions. A related-party transaction is a transaction involving SPX and any of the following persons: a director, director nominee, or executive officer of SPX; a holder of more than 5% of SPX common stock; or an immediate family member or person sharing the household of any of these persons. When considering a transaction, the Audit Committee is required to review all relevant factors, including whether the transaction is in the best interest of our Company; our Company's rationale for entering into the transaction; alternatives to the transaction; whether the transaction is on terms at least as fair to our Company as would be the case were the transaction entered into with an unrelated third party; potential for an actual or apparent conflict of interest; and the extent of the related party's interest in the transaction.

BOARD LEADERSHIP STRUCTURE

Our governance documents provide the Board with flexibility to select the leadership structure that is most appropriate for the Company and its stockholders in consideration of then-current circumstances. The Board regularly evaluates the Company's leadership structure and has concluded that the Company and its stockholders are best served by not having a formal policy regarding whether the same individual should serve as both Chairman of the Board and CEO. This approach allows the Board to elect the most qualified director as Chairman of the Board while also maintaining the ability to combine or separate the Chairman of the Board and CEO roles when necessary or appropriate. We currently separate the positions of Chairman of the Board and CEO.

Currently, Eugene J. Lowe, III, serves as our President and CEO, a position he has held since September 26, 2015. In this role, Mr. Lowe is responsible for managing the day-to-day operations of the Company and for planning, formulating, and coordinating the development and execution of our corporate strategy, policies, goals, and objectives. Mr. Lowe is accountable for Company performance and reports directly to the Board.

Patrick J. O'Leary has served as our non-employee Chairman of the Board since September 26, 2015. In this role, Mr. O'Leary's responsibilities include the following:

• Serving as a resource to the President and CEO in connection with strategic planning and other matters of strategic importance to the Company;

• Receiving reports from the President and CEO, organizing and facilitating the President and CEO evaluation process, and providing ongoing, constructive feedback to the President and CEO;

• Consulting with the President and CEO regarding the Company's relations and communications with stockholders of the Company, analysts, and the investor community;

• Chairing meetings of the Board;

• Setting the schedule and agenda for Board meetings in consultation with the President and CEO;

• Determining the information that is sent to the Board in consultation with the President and CEO;

• Presiding over the executive sessions and other meetings of the non-employee directors; and

• Communicating the results of meetings of the non-employee directors to the President and CEO and other members of management, as appropriate.

Our Corporate Governance Guidelines provide that in the event the Board determines that the same individual should again serve as both Chairman of the Board and CEO, the Board will appoint an independent director to serve as Lead Director. In that circumstance, the Lead Director would serve as the principal liaison between the non-employee directors and the Chairman and CEO; chair meetings of non-employee directors; develop the Board's agenda in collaboration with the Chairman and CEO; and review and advise on the quality of the information provided to the Board.

The small size of our Board and the relationship between management and non-employee directors put each director in a position to influence agendas, the flow of information, and other matters. Our non-employee directors meet regularly in private session, without management, as part of our Board meetings and can also call additional meetings of the non-employee directors at their discretion. The Board believes that its current leadership structure provides an appropriate balance among strategy development, operational execution, and independent oversight, and that this structure is currently in the best interests of the Company and its stockholders.

BOARD COMMITTEES

The Board met six times in 2024. The Board currently has a standing Audit Committee, Compensation Committee, and Governance & Sustainability Committee. All directors attended at least 75% of the meetings of the Board and of the committees on which they served in 2024, during his or her period of service. Each committee has adopted a charter that specifies the composition and responsibilities of the committee. Each committee charter is posted on our website (www.spx.com) under the heading "Investor Relations—Corporate Governance—Board Committees."

 

The table below provides the member and 2024 meeting information for each of the Board committees.

Directors	Audit Committee	Compensation Committee	Governance & Sustainability Committee
Patrick O'Leary			X
Ricky D. Puckett	X	Chair	
David A. Roberts		X	X
Meenal A. Sethna	Chair		X
Ruth G. Shaw		X	Chair
Robert B. Toth	X	X	
Tana L. Utley	X	X	
Angel Shelton Willis	X		X
Number of Meetings	5	5	4

AUDIT COMMITTEE

Membership

The Board has determined that each member of the Audit Committee is independent in accordance with our Audit Committee Charter, Corporate Governance Guidelines, and Independence Standards, as well as with the rules of the SEC and the listing standards of the NYSE. In addition, the Board has determined that each member of the Audit Committee has a working familiarity with basic finance and accounting practices, including the ability to read and understand financial statements. Finally, the Board has determined that each of Mr. Puckett and Ms. Sethna is an "audit committee financial expert" under the rules of the SEC and has accounting and/or related financial management expertise, as required by the listing standards of the NYSE.

Function

The Audit Committee is responsible for ensuring the integrity of the financial information reported by our Company. The Audit Committee appoints the independent registered public accounting firm, approves the scope of audits performed by it and by the internal audit staff, and reviews the results of those audits. The Audit Committee also meets with management, the Company's independent registered public accounting firm, and the internal audit staff to review audit and non-audit results, as well as financial, cybersecurity, accounting, compliance, and internal control matters. In addition, the Board has delegated oversight of the Company's enterprise risk management program and cybersecurity risk management program to the Audit Committee.

Additional information on the Audit Committee and its activities is set forth in the "Audit Committee Report" on page 52.

COMPENSATION COMMITTEE

Membership

The Board has determined that each member of the Compensation Committee is independent in accordance with our Compensation Committee Charter, Corporate Governance Guidelines, and Independence Standards, as well as with the rules of the SEC and the listing standards of the NYSE. In addition, the Board has determined that each member of the Compensation Committee meets the "non-employee director" requirements as defined under Section 16(a) of the Exchange Act.

Function

The Compensation Committee sets the compensation for our executive officers, including agreements with our executive officers, equity grants, and other awards, and makes recommendations to the Board on these same matters for our CEO. The Committee Chair conducts the annual review of performance and objectives of the CEO. The Compensation Committee receives input regarding compensation for our executive officers, including proposed compensation, from its independent compensation consultant, as well as from our CEO for his direct reports. The Compensation Committee has delegated to our CEO the authority to issue one-time equity grants of up to $50,000 per individual and $250,000 in the aggregate annually to non-officer employees.

The Compensation Committee has the authority under its charter to retain, terminate, and set fees and retention terms for its independent compensation consultant or such other outside advisors as it deems necessary or appropriate in its sole discretion. The Compensation Committee reviews outside consultants and advisors on at least an annual basis to determine objectivity and review performance, including a review of the total fees paid to such consultants and advisors.

Additional information on the Compensation Committee, its activities, and its relationship with its independent compensation consultant, and on management's role in setting compensation, is set forth in "Compensation Discussion and Analysis," beginning on page 24.

GOVERNANCE & SUSTAINABILITY COMMITTEE

Membership

The Board has determined that each member of the Governance & Sustainability Committee is independent in accordance with our Governance & Sustainability Committee Charter, Corporate Governance Guidelines, and Independence Standards, as well as with the listing standards of the NYSE.

Function

The Governance & Sustainability Committee assists the Board in identifying qualified individuals to become Board members and by recommending director nominees to the Board; develops and recommends to the Board our Corporate Governance Guidelines; leads the Board in its annual review of the Board's performance; and makes recommendations to the Board regarding the compensation of non-employee directors (including equity awards) and the assignment of individual directors to various committees. Pursuant to its charter, the Governance & Sustainability Committee also oversees the governance of the Company's sustainability program; reviews and approves our sustainability goals and targets; monitors performance against those goals; reviews and approves our annual sustainability report; and works with management to assess climate risks and opportunities.

 

DIRECTOR COMPENSATION

Annual Compensation

Our non-employee directors receive the following compensation:

Annual Retainer of Cash	$ 90,000
Annual Equity Grant of Restricted Stock Units	$140,000
Additional Fees:	
Chairman of the Board	$125,000
Audit Committee Chair	$ 20,000
Compensation Committee Chair	$ 15,000
Governance & Sustainability Committee Chair	$ 15,000

We pay the annual cash retainer and any applicable additional cash fees to our non-employee directors in equal quarterly installments, paid in arrears. The portion of cash compensation for a director who has a partial quarter of service (due to joining or leaving the Board, or beginning or ending service as Chairman or a Committee Chair, during the quarter) is pro-rated. We do not pay meeting fees or additional compensation to directors for special meetings.

The annual equity grant of restricted stock units ("RSU") is made under the SPX 2019 Stock Compensation Plan (the "2019 Stock Plan"). The number of RSUs awarded is calculated by dividing the $140,000 annual equity retainer by the closing price of the Company's stock on the date of grant and rounding up to a full share. The RSU award is granted in connection with our Annual Meeting and vests the day before the following annual meeting. Vesting is subject to the director's continued service on our Board through such vesting date. The annual equity grant for a director who has a partial year of service (due to joining the Board during the year) is pro-rated.

Our non-employee directors have the option to defer settlement and payout of vested RSU grants until six months after separating from service on our Board (or, if earlier, a Change in Control as defined in the 2019 Stock Plan). A non-employee director must generally make such deferral election in the year prior to the grant of the RSU award.

We do not currently pay dividends or dividend equivalents with respect to the RSUs.

Directors who are SPX employees receive no compensation for their service as directors. Mr. Lowe, our President and CEO, received no compensation for his service as a director in 2024.

OTHER BENEFITS

Matching Gifts Program

We will make matching donations for qualified charitable contributions for any non-employee director up to a total of $10,000 per year.

Travel Reimbursements

We reimburse non-employee directors for the reasonable expenses of attending Board and committee meetings and for expenses associated with director training and development. From time to time, a director's spouse may accompany the director to certain business functions, including on our corporate aircraft; in such instances, the value of the spouse's travel is imputed for income tax purposes as income to the director (determined under the U.S. Department of Transportation's standard industry fare level ("SIFL")) and the incremental cost to SPX, if any, is included as other compensation in our Director Compensation Table if it, together with any other personal benefits, exceeds the threshold specified under SEC rules.

COMPENSATION EVALUATION PRACTICES

The Governance & Sustainability Committee periodically reviews non-employee director compensation and makes recommendations to the Board. The Governance & Sustainability Committee evaluates our non-employee director compensation against our peer companies and consults with our independent compensation consultant when reviewing compensation amounts and structure.

STOCK OWNERSHIP GUIDELINES

Our Stock Ownership Guidelines are designed to help ensure that our directors are engaged and have interests closely aligned with those of our long-term stockholders. We request that all non-employee directors achieve holdings in Company stock of five times the annual cash retainer within five years of his or her date of initial election to the Board. All of our directors were in compliance with these requirements as of March 17, 2025. For additional information on our Stock Ownership Guidelines, see "Stock Ownership Guidelines," beginning on page 21.

Director Compensation Table

The following table summarizes the compensation of our non-employee directors who served during 2024.

Directors	Fees Earned or Paid in Cash ($)[1]	Stock Awards ($)[2]	All Other Compensation ($)[3]	Total ($)
Patrick J. O'Leary	215,000[a]	140,119	10,000	365,119
Ricky D. Puckett	105,000[b]	140,119	10,000	255,119
David A. Roberts	90,000	140,119	10,000	240,119
Meenal A. Sethna	110,000[c]	140,119	8,906	259,025
Ruth G. Shaw	105,000[d]	140,119		245,119
Robert B. Toth	90,000	140,119	9,500	239,619
Tana L. Utley	90,000	140,119		230,119
Angel Shelton Willis	90,000	140,119		230,119

(1) Represents annual retainer of $90,000. In addition:

    (a)   Mr. O'Leary's fees include $125,000, representing the additional fee for serving as Chairman of the Board.

    (b)   Mr. Puckett's fees include $15,000, representing the additional fee for serving as Compensation Committee Chair.

    (c)   Ms. Sethna's fees include $20,000, representing the additional fee for serving as Audit Committee Chair.

    (d)   Dr. Shaw's fees include $15,000, representing the additional fee for serving as Governance & Sustainability Committee Chair.

(2) On May 14, 2024, each non-employee director received a RSU grant with a grant date fair value of $140,119 (998 RSUs) that vests the day before the next annual meeting following the grant date.

(3) Represents matching donations for qualified charitable contributions for Mr. O'Leary, Mr. Puckett, Mr. Roberts, Ms. Sethna, and Mr. Toth.

 

PROPOSAL 1: ELECTION OF DIRECTORS

Our Board currently consists of nine directors. The directors are currently divided into three classes and there are three directors in each of three classes.

Following approval by our stockholders at the 2024 annual meeting of stockholders, we filed an Amended and Restated Certificate of Incorporation (the "Amended and Restated Certificate") to implement a gradual declassification of the Board of Directors over a three-year period. Pursuant to the Declassification Amendment, the Amended and Restated Certificate provides that, at this Annual Meeting, the successors of the class of directors whose terms expire at this Annual Meeting will be elected to hold office for a term expiring at the annual meeting of stockholders to be held in 2027 (the "2027 Annual Meeting"). Commencing with the annual meeting of stockholders to be held in 2026, directors will be elected for one-year terms expiring at the 2027 Annual Meeting. After the 2027 Annual Meeting, directors will no longer be divided into classes.

At this Annual Meeting, you will be asked to elect three directors, Mr. Lowe, Mr. O'Leary, and Mr. Roberts, for a two-year term expiring at the 2027 Annual Meeting. Each of the director nominees is a current SPX director.

Mr. Puckett, Ms. Sethna, and Ms. Utley were each elected to a three-year term by our stockholders at our 2023 Annual Meeting of Stockholders, and Dr. Shaw, Mr. Toth, and Ms. Willis were each elected to a three-year term by our stockholders at our 2024 Annual Meeting of Stockholders, and they will continue to serve on the Board as described below.

Each director has agreed to tender, promptly following his or her election, an irrevocable resignation effective upon his or her failure to receive the required vote for re-election at the next meeting at which he or she would face re-election and the acceptance of such resignation by the Board, in accordance with our Corporate Governance Guidelines.

Your shares will be voted as you specify on the proxy card that accompanies this Proxy Statement. If you do not specify how you want your shares voted, then we will vote them FOR the election of each of Mr. Lowe, Mr. O'Leary, and Mr. Roberts. If unforeseen circumstances (such as death or disability of the nominee) make it necessary for the Board to substitute another person for any of the nominees, then your shares will be voted FOR that other person. The Board does not anticipate that any of the nominees will be unable to serve.

Nominees for Election to Serve Until 2027 Annual Meeting



Gene Lowe

President and CEO,
SPX Technologies, Inc.
Age: 57
Director since: 2015
Committees:
• None

PROFESSIONAL HIGHLIGHTS

Eugene J. Lowe, III has served as President and Chief Executive Officer of SPX since September 2015. He was appointed an officer of SPX in 2014 and previously served as Segment President, Thermal Equipment and Services, from 2013 to 2015; President, Global Evaporative Cooling, from 2010 to 2013; and Vice President of Global Business Development and Marketing, Thermal Equipment and Services, from 2008 to 2010. Prior to joining SPX, Mr. Lowe held positions with Milliken & Company, Lazard Technology Partners, Bain & Company, and Andersen Consulting. Mr. Lowe is currently a director of Federal Signal Corporation. He earned his bachelor's degree in Management Science from Virginia Tech and his MBA from Dartmouth's Tuck School of Business.

SKILLS AND QUALIFICATIONS

Mr. Lowe brings valuable operations, strategic planning, marketing, and business development experience to our Board. As the only member of SPX management to serve on the Board, Mr. Lowe also contributes a level of understanding of our Company not easily attained by an outside director.



Patrick O'Leary

Retired Executive
Vice President, Finance,
Treasurer and CFO,
SPX Corporation
Age: 67
Director since: 2015
Committees:
• Gov. & Sustainability

PROFESSIONAL HIGHLIGHTS

Patrick J. O'Leary retired in August 2012 from SPX, having served as Vice President, Finance, Treasurer and Chief Financial Officer from 1996, and later as Executive Vice President in 2004. During his more than 15 years with SPX, he was a principal architect of the Company's transformation until his retirement. Prior to joining SPX, Mr. O'Leary served as Chief Financial Officer and a director of Carlisle Plastics, Inc., from 1994 to 1996. He began his career with Deloitte & Touche LLP, where he held various roles of increasing responsibility from 1978 to 1994, including Partner in the firm's Boston office from 1988 to 1994. Mr. O'Leary is currently a director of Avanos Medical Inc. He earned his bachelor's degree in Accountancy and Law from the University of Southampton, England and is a Certified Public Accountant in Massachusetts.

SKILLS AND QUALIFICATIONS

Mr. O'Leary contributes a deep understanding of SPX history and businesses to our Board. In addition, he brings broad financial strategy expertise, including strong financial acumen, and mergers and acquisition and governance experience. Mr. O'Leary also contributes leadership skills developed through his experience serving on various public company boards.

 



Dave Roberts

Retired Chairman of the Board
and Executive Chairman,
President and CEO,
Carlisle Companies, Inc.
Age: 77
Director since: 2015
Committees:
• Compensation
• Gov. & Sustainability

PROFESSIONAL HIGHLIGHTS

David A. Roberts retired in 2020 as Chairman of the Board of Carlisle Companies, Inc., a diversified manufacturing company, a position he held since 2017. He previously served as Carlisle's Executive Chairman of the Board, in 2016; its Chairman and Chief Executive Officer, from 2014 to 2015; and its Chairman, President and Chief Executive Officer, from 2007 to 2014. Prior to joining Carlisle, Mr. Roberts served as Chairman, President and Chief Executive Officer of Graco, Inc., a fluid handling system provider, from 2001 to 2007. Prior to that, Mr. Roberts served as a Group Vice President of The Marmon Group, LLC, a diversified industrial holding company, from 1995 to 2001. He began his career serving in a variety of manufacturing, engineering, and general management positions with The Budd Company, Pitney Bowes, and FMC Corporation. Mr. Roberts previously served as a director of Franklin Electric Co., Inc. and Horizon Global Corporation. He earned his bachelor's degree from Purdue University and his MBA from Indiana University.

SKILLS AND QUALIFICATIONS

Mr. Roberts brings extensive experience in senior management of multinational companies, including expertise in the industrial and manufacturing sectors, and mergers and acquisitions, to our Board. Mr. Roberts also contributes strong financial acumen and experience from his service on various public company boards.



YOUR BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE **"FOR"** THE ELECTION OF MR. LOWE, MR. O'LEARY AND MR. ROBERTS AS DIRECTORS FOR A TWO-YEAR TERM EXPIRING AT THE ANNUAL MEETING OF STOCKHOLDERS IN 2027.

Directors Continuing to Serve Until 2026 Annual Meeting



Rick Puckett

Retired Executive
Vice President, CFO,
Treasurer and Chief
Administrative Officer,
Snyder's-Lance, Inc.
Age: 71
Director since: 2015
Committees:
• Audit
• Compensation (Chair)

PROFESSIONAL HIGHLIGHTS

Ricky D. Puckett retired in December 2017 from Snyder's-Lance, Inc., a snack foods manufacturer, where he had served as Executive Vice President, Chief Financial Officer and Treasurer since December 2010, adding the role of Chief Administrative Officer, with responsibility for Human Resources and Legal, in 2014. Mr. Puckett served as Executive Vice President, Chief Financial Officer and Treasurer of Lance, Inc., from 2006 until its merger with Snyder's-Lance, Inc. in 2010. Prior to joining Lance, Inc., Mr. Puckett served as Executive Vice President, Chief Financial Officer, Secretary and Treasurer of United Natural Foods, Inc., a wholesale distributor of natural and organic products, from 2005 to 2006; and as Senior Vice President, Chief Financial Officer and Treasurer of United Natural Foods, Inc., from 2003 to 2005. Mr. Puckett is a director of, and serves as audit committee chair of, each of Whitehorse Finance, Inc. and Driven Brands Inc. He has served on the board of the North Carolina Blumenthal Performing Arts Center and the Wake Forest Graduate School in Charlotte. He received his BA in Accounting and his MBA from the University of Kentucky and is a Certified Public Accountant in New Jersey.

SKILLS AND QUALIFICATIONS

Mr. Puckett brings extensive accounting and financial experience, including financial strategy and governance to our Board. In addition, he offers a deep understanding of mergers and acquisitions; strategic planning and analysis; commodity risk management; strategic information technology; organizational development; human resources, compensation management; and investor relations.



Meenal Sethna

Executive Vice President
and Chief Financial Officer,
Littelfuse, Inc.
Age: 55
Director since: 2019
Committees:
• Audit (Chair)
• Gov. & Sustainability

PROFESSIONAL HIGHLIGHTS

Meenal A. Sethna has served as Executive Vice President and Chief Financial Officer of Littelfuse, Inc., a diversified, industrial technology manufacturing company, since 2016 and is responsible for finance and accounting, tax and treasury, investor relations, digital and information technology and internal audit as well as supply chain operations. Prior to joining Littelfuse in May, 2015, Ms. Sethna spent four years at Illinois Tool Works as Vice President and Corporate Controller. Previous to that, she worked at Motorola Inc., most recently as Vice President, Finance. She began her career at Baxter International, holding a variety of finance roles during her tenure. Ms. Sethna is a graduate of the Kellogg School of Management at Northwestern University and the University of Illinois-Urbana, and is a Certified Public Accountant in Illinois.

SKILLS AND QUALIFICATIONS

Ms. Sethna brings a rich background in accounting and finance to our Board. In addition, she has deep experience in strategic planning; mergers & acquisitions; business growth; investor relations; risk management; and information technology.

 



Tana Utley

Retired Vice President of
Large Power Systems Division,
Caterpillar Inc.
Age: 61
Director since: 2015
Committees:
- Audit
- Compensation

PROFESSIONAL HIGHLIGHTS

Tana L. Utley is a retired Vice President for Caterpillar Inc., a manufacturer of construction and mining equipment, engines, turbines, and locomotives. She was an officer for the company for over 13 years of her 36 year tenure. She was appointed an officer and as Chief Technology Officer of Caterpillar in 2007, having joined that company in 1986. Previously, she held a number of roles with Caterpillar, including a variety of engineering and general management positions. Ms. Utley has served in key engineering and leadership roles in the development of near zero-emissions engines, and she has held general management positions in Caterpillar's components and engines businesses. Ms. Utley also serves as a director of Woodward, Inc. She earned her bachelor's degree in Mechanical Engineering from Bradley University and her M.S. in Management from the Massachusetts Institute of Technology.

SKILLS AND QUALIFICATIONS

Ms. Utley brings a wealth of knowledge in engineering, operations, continuous improvement, and implementation of new programs to our Board. Ms. Utley also brings a depth of understanding of technology and cybersecurity, multi-industrial manufacturing, and how to minimize the environmental impact of manufacturing companies.

Directors Continuing to Serve Until 2027 Annual Meeting



Ruth Shaw

Retired Group Executive for Public Policy and President of Duke Nuclear, Duke Energy Corporation

Age: 77
Director since: 2015
Committees:
• Compensation
• Gov. & Sustainability (Chair)

PROFESSIONAL HIGHLIGHTS

Ruth G. Shaw retired in 2007 from Duke Energy Corporation, an electricity and natural gas provider, and remained an Executive Advisor to the company until 2009. At Duke, she served as Group Executive for Public Policy and President, Duke Nuclear, from 2006 to 2007; President and Chief Executive Officer, Duke Power Company, from 2003 to 2006; Executive Vice President and Chief Administrative Officer from 1997 to 2003; and in various other roles from 1992 to 1997. She was also President of The Duke Energy Foundation from 1994 to 2003. Dr. Shaw has extensive corporate board experience, including as lead director at DTE Energy; and serving as a board committee chair at Dow, Inc, Wachovia, Southwire and others. She has been a director and chair of the boards of the University of North Carolina Charlotte; the UNCC Charlotte Foundation; the Foundation for the Carolinas; The Carolina Thread Trail; the United Way of Central Carolinas; and the Arts & Science Council. She is a former member of the executive committees of the Nuclear Energy Institute and the Institute of Nuclear Power Operations. Throughout her years of service, Dr. Shaw has chaired Sustainability Committees, Compensation Committees, Governance Committees, and served on Audit, Finance and Risk Committees. She earned her bachelor's degree and M.A. from East Carolina University and her Ph.D. from the University of Texas at Austin.

SKILLS AND QUALIFICATIONS

Dr. Shaw contributes a deep understanding of multiple industries; corporate governance; human resources management; executive compensation; information technology; communications and public relations; environment, health and safety management; sustainability; procurement; and diversity to our Board.



Bob Toth

Former Chairman, Chief Executive Officer and President, Polypore International, Inc.

Age: 64
Director since: 2017
Committees:
• Audit
• Compensation

PROFESSIONAL HIGHLIGHTS

Robert B. Toth currently serves as an independent advisor to several private equity firms. Mr. Toth has more than 30 years of experience in leadership roles at global industrial and manufacturing companies, as well as in private equity, most recently as a Managing Director at CCMP Capital Advisors, LLC from 2016 until 2019. Prior to CCMP, Mr. Toth served as the Chairman, Chief Executive Officer and President of Polypore International, Inc., a leading global high technology filtration company, where he optimized the business portfolio and positioned the company for accelerated growth, resulting in a substantial increase in enterprise value. Prior to Polypore, Mr. Toth served as President, Chief Executive Officer and Board Director of CP Kelco ApS, where he led the business through a comprehensive turnaround and successful sale. He also spent 19 years at Monsanto Company and its spin-off, Solutia Inc., where he held a variety of executive and managerial roles. Mr. Toth is currently a Director at Materion Corporation. He earned a bachelor's degree in Industrial Management with a field of study in Industrial Engineering from Purdue University and MBA from the John M. Olin School of Business at Washington University, St. Louis, Missouri.

SKILLS AND QUALIFICATIONS

Mr. Toth contributes significant insight on mergers and acquisitions and on strategic portfolio management and related strategic and operational issues. Mr. Toth also brings extensive experience leading companies in the manufacturing sector, including knowledge and skills in senior management, finance, and operations.

 



Angel Shelton Willis

Executive Vice President, Global General Counsel & Corporate Affairs Officer, The Kraft Heinz Company
Age: 54
Director Since: 2021
Committees:
• Audit
• Gov. & Sustainability

PROFESSIONAL HIGHLIGHTS

Angel Shelton Willis is the Executive Vice President, Global General Counsel and Corporate Affairs Officer at The Kraft Heinz Company as of November 2024. She is responsible for leading the Global Legal and Corporate Affairs teams, which include Ethics & Compliance, Government Affairs, Regulatory and Communications. Before joining Kraft Heinz, Ms. Willis served as Vice President, General Counsel and Secretary of Sealed Air Corporation, from 2019 to 2024. Prior to Sealed Air, Ms. Willis spent 14 years at Ingersoll Rand Company (now Trane Technologies) in several leadership roles from 2005 to 2019, including as Vice President & Deputy General Counsel, M&A and General Counsel, Trane Commercial. Prior to Ingersoll Rand, she was Corporate Counsel at Cummins, Inc., from 2002 to 2005, and began her legal career as Associate at Ice Miller from 1996 to 2002. Ms. Willis holds a bachelor's degree in political science and economics and a master's degree in business administration from Clemson University. She also earned a Juris Doctor degree from the University of Illinois Urbana-Champaign.

SKILLS AND QUALIFICATIONS

In addition to Ms. Willis's extensive legal background, she brings deep experience in global industrial and manufacturing sectors, mergers and acquisitions, regulatory, tax, risk management, communications, crisis management, and corporate governance.

Director and Nominee Skills and Experience

Under the leadership of our Governance & Sustainability Committee, our Board developed and maintains a list of key areas of expertise and experience that the Board believes contribute to an effective and well-functioning board and that the Board as a whole should possess.

The Governance & Sustainability Committee and the Board use this information to identify areas for director training and as a tool to maintain a balanced and well-rounded board. In addition, the Governance & Sustainability Committee considers these and other criteria as a guide, but not as a minimum set of requirements, when evaluating potential candidates for the Board. Together, this variety of skill sets, experiences, and personal backgrounds allows our directors to provide the diversity of thought that is critical to the Board's decision-making and oversight process. The following chart indicates the number of directors who have gained experience in each attribute through a current or prior position other than his or her service on the SPX Board. For a better understanding of our Board qualifications and diversity, we encourage you to read "Director Nominees and Qualifications" beginning on page 6.

Directors Experience

CEO Experience
Corporate Governance
Executive Compensation
Risk Management
Ethics and Compliance
Technology and Software
Industry Expertise (multi-industrial manufacturing)
0
1
2
3
4
5
6
7
8
9

While each director has had involvement in the management of Technology and Software, Mr. Lowe and Ms. Utley have additionally completed specific certification coursework in Cybersecurity with the National Association of Corporate Directors. In addition, Mr. Puckett and Ms. Sethna either had or currently have direct responsibility for their organization's Information Technology functions, including oversight of Cybersecurity Risks.

Dr. Shaw, Ms. Sethna, and Ms. Willis all have extensive experience working with their organization's sustainability programs.

Board Diversity

As noted under "Director Nominees and Qualifications" on page 6, our Board believes individuals with diverse backgrounds and experience will be best suited for providing balanced leadership for the Company. The following charts show the diverse makeup of the Board.



Independence
Gender Diversity*
Race & Ethnic Diversity*
Tenure
88%
44%
22%
Average ~8 years
Independent (8)
Non-independent (1)
Female (4)
Male (5)
US Ethnic Minority (2)
< 5 years (1)
5 - 8 years (2)
> 8 years (6)

* Self-identified

OWNERSHIP OF COMMON STOCK

Stock Ownership Guidelines

We maintain Stock Ownership Guidelines to emphasize the importance of substantive, long-term share ownership by our directors and executive officers to align their financial interests with those of our stockholders.

The guidelines are:

Position	Target Value
Non-Employee Directors	5x annual retainer
Chief Executive Officer	5x annual salary
Chief Operating Officer*	4x annual salary
Other Executive Officers	3x annual salary
Other Designated Executives	1x annual salary

* SPX does not currently have the COO position.

Shares held in family trusts and shares held in retirement plan accounts are deemed to be owned shares for purposes of these guidelines. Unvested time-based stock (and stock unit awards) is deemed to be owned shares for purposes of these guidelines. Unexercised stock options and unvested performance-based stock (and stock unit awards) is excluded for purposes of these guidelines. We ask non-employee directors and executive leaders to attain the desired level of stock ownership within five years of initial election as a director or appointment to the executive officer position.

Once a non-employee director or executive leader attains the desired level of share ownership, he or she will continue to be in compliance with these guidelines even if he or she later falls below the guideline, as long as he or she retains at least 50% of the net shares acquired upon exercise of stock options and at least 50% of the net shares acquired pursuant to vested restricted equity awards and vested restricted stock unit grants until he or she again meets or exceeds the guidelines. "Net shares" means the shares remaining after disposition of shares necessary to pay the related tax liability and, if applicable, the stock option exercise price.

Each non-employee director and named executive officer was in compliance with these requirements as of March 17, 2025.

Ownership of Common Stock

DIRECTORS AND EXECUTIVE OFFICERS

The following table includes information about how much of our common stock (our only outstanding class of equity securities) is beneficially owned by:

• Each director;

• Each named executive officer included in the Summary Compensation Table on page 37; and

• All directors and executive officers as a group.

Unless otherwise noted, amounts and percentages are as of March 17, 2025.

	Number of Shares of Common Stock Beneficially Owned[1]	Right to Acquire Beneficial Ownership Under Options Exercisable/ Stock Units Distributable Within 60 Days[2][3]	Right to Acquire Beneficial Ownership Under Vested Deferred Stock Units[4]	Total Ownership of Common Stock[5]	Percent of Class
DIRECTORS WHO ARE NOT NAMED EXECUTIVE OFFICERS					
Patrick J. O'Leary	15,382	—	24,319	39,701	*
Ricky D. Puckett	27,166	998	12,535	39,701	*
David A. Roberts	31,053	998	8,648	39,701	*
Meenal A. Sethna	5,650	998	7,672	13,322	*
Ruth G. Shaw	37,633	998	2,068	39,701	*
Robert B. Toth	24,000	998	—	24,000	*
Tana L. Utley	15,382	—	24,319	39,701	*
Angel Shelton Willis	7,718	998	—	7,718	*
NAMED EXECUTIVE OFFICERS					
Eugene J. Lowe, III	1,099,044	411,850	—	1,099,044	2.33 %
Mark A. Carano	8,029	5,053	—	8,029	*
J. Randall Data	49,180	9,758	—	49,180	*
John W. Swann, III	105,499	32,664	—	105,499	*
Sean McClenaghan	24,897	19,444	—	24,897	*
All directors and executive officers as a group (15 persons)	**1,569,196**	**554,029**	**79,561**	**1,648,757**	**3.32 %**

* Less than 1.0%

(1) Beneficial ownership is a technical term broadly defined by the SEC to mean more than ownership in the usual sense. In general, beneficial ownership includes any shares a director or executive officer can vote or transfer, stock options that are exercisable or would become exercisable within 60 days, and other shares a director or executive officer would have the right to acquire within 60 days. The number of our shares beneficially owned by each of the named executive officers and by all directors and executive officers as a group also includes shares represented as held under the individual's account under the SPX Retirement Savings and Stock Ownership Plan ("401(k) Plan"). The stockholders named in this table have sole voting and investment power for all shares shown as beneficially owned by them. Director RSUs that were electively deferred until six months following separation from service are not included as beneficially owned.

 

(2) Represents shares of our common stock issuable under options that are exercisable or become exercisable within 60 days of March 17, 2025 and RSUs that vest within 60 days of March 17, 2025. Such shares are included in the number of shares of common stock beneficially owned as presented in the preceding column on this table.

(3) Includes shares beneficially owned through the 401(k) Plan on March 17, 2025 for each of the following: Mr. Lowe, 5,019 shares; Mr. Carano, 356 shares; Mr. Data, 3,762 shares; Mr. Swann, 4,192 shares; Mr. McClenaghan, 427 shares; and all directors and executive officers as a group, 13,942 shares. Non-employee directors do not participate in our 401(k) Plan.

(4) Includes vested RSUs issuable under the Director Deferral Election Program which are delivered six months following separation from Board service.

(5) Includes total shares held by the participant.

PRINCIPAL STOCKHOLDERS

The following table includes certain information about each person or entity known to us to be the beneficial owner of more than five percent of the issued and outstanding shares of our common stock.

Name and Address	Shares of Common Stock Beneficially Owned[1]	Percent of Class[1]
BlackRock, Inc.[2] 50 Hudson Yards New York, NY 10001	6,958,005	14.87%
The Vanguard Group[3] 100 Vanguard Boulevard Malvern, PA 19355	5,000,918	10.69%

(1) Ownership amounts are based on the assumption that each of the principal stockholders continued to beneficially own, as of March 17, 2025, the amounts reflected in its most recent beneficial ownership report filed with the SEC. Percentage ownership is based on the number of shares of our common stock outstanding on March 17, 2025

(2) Based on information provided in a Schedule 13G/A filed with the SEC on January 22, 2024 by BlackRock, Inc., and certain affiliated entities ("BlackRock") reporting beneficial ownership as of December 31, 2023. BlackRock reports having sole voting power with respect to 6,878,301, of the shares and sole dispositive power with respect to all the shares. The Schedule 13G/A indicates that iShares Core S&P Small Cap ETF beneficially owns more than five percent of our outstanding stock.

(3) Based on information provided in the Schedule 13G/A filed with the SEC on February 13, 2024, by The Vanguard Group ("Vanguard") reporting beneficial ownership as of December 29, 2023. Vanguard reports having shared voting power with respect to 72,424 of the shares; sole dispositive power with respect to 4,880,092 of the shares; and shared dispositive power with respect to 120,826 of the shares.

Section 16(a) Reports

Section 16(a) of the Securities Exchange Act of 1934, as amended, requires our directors, executive officers, and beneficial owners of more than 10% of our outstanding common stock to file with the SEC reports of ownership and changes in ownership. Based solely upon a review of Section 16(a) reports (including amendments) filed with the SEC, no director, executive officer, or beneficial owner of more than 10% of our outstanding common stock failed to file on a timely basis during 2024 any reports required by Section 16(a).

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

INTRODUCTION

This Compensation Discussion and Analysis ("CD&A") provides information about our executive compensation program and the factors considered in making compensation decisions for the current and former executive officers listed in our Summary Compensation Table set forth below (the "named executive officers" or "NEOs").

Our NEOs for 2024, and their current respective titles, are listed in the table below:

Named Executive Officer	Title
Eugene J. Lowe, III	President and Chief Executive Officer
Mark A. Carano	Chief Financial Officer, Vice President and Treasurer
J. Randall Data	President, Global Operations
John W. Swann, III	Segment President, Detection & Measurement
Sean McClenaghan	Segment President, HVAC

EXECUTIVE SUMMARY

In 2024, we achieved strong growth in both operational and financial results, underscoring the strength of our strategic objectives. Many of our businesses surpassed their financial performance targets, led by our HVAC segment, delivered another year of significant top and bottom-line growth. We continue to deliver excellent results through our operational processes and robust growth through strategic acquisitions and organic growth. Simultaneously, our leaders remain committed to achieving their growth objectives responsibly by advancing sustainability initiatives and emphasizing the importance of investing in the development of our teams.

Ensuring that we appropriately recognize the solid financial performance, focused efforts, and progress on our strategic initiatives is important to key talent retention and the motivation of the overall workforce.

Our executive compensation program is designed to align short-and long-term rewards directly to business performance. We and the Compensation Committee of the Board (the "Committee") benchmark our compensation strategy against our peer group companies, which rewards performance that results in value generation for our stockholders.

Summary of Key Business Accomplishments

As noted above, continued commitment to our strategic objectives is reflected in our strong 2024 performance. Select accomplishments include:

- Generated one-year Total Shareholder Return (TSR) of 44%, achieving top quartile performance within our peer group
- Increased our total revenue 13.9%, resulting in top quartile revenue growth against our peer group
- Grew operating income by 38.9%, reflecting significant year-over-year margin improvement
- Expanded our Engineered Air Movement platform with the acquisition of Ingénia
- Reduced greenhouse gas emissions well in advance of schedule and earned recognition from *Newsweek* and Statista as one of America's Top Responsible Companies for the fifth year in a row
- Made significant progress with Continuous Improvement, Digital, Talent Development, and Safety, fueling our overall 2024 performance

 

2024 Compensation Highlights

Our executive compensation program has three primary elements: base salary, annual incentive, and long-term incentives. Each of these compensation elements serves a specific purpose in our compensation strategy. Base salary is an essential component to any market-competitive compensation program. Annual incentives reward the achievement of short-term goals, while long-term incentives drive our NEOs, and other senior management team members, to focus on stockholder value creation. The combination of short and long-term incentives provides more than 50% of our executives' target compensation, with incentives tied directly to Company performance and achievement of our strategic initiatives. Based on our performance, and consistent with the design of our program, the Committee made the following executive compensation decisions for 2024:

- Base Salary. Annual salary increases ranged from 5.0 to 6.0%. These adjustments maintain alignment of our NEOs' base salaries with the market to facilitate retention and reward for execution of responsibilities and delivery of performance. These adjustments also reflect the contributions made by our NEOs in connection with executing on key initiatives and the Company's strategic priorities over the course of the year. For details, please see pages 30-31.

- Annual Incentive. Based on our corporate performance results, awards under our Executive Bonus Program were paid at 181.3% of target. This payout applied to all our NEOs, with the exception of Mr. Swann, whose payout was 155.0% of target and Mr. McClenaghan whose payout was 184.1% of target, with the payouts to these executive officers being based on both business unit and corporate results. For details on each NEO's award, please see pages 31-32.

- Long-Term Incentives. All of our NEOs, received equity and equity-based awards in 2024. Target award amounts and the mix of awards granted are described on page 32 of this CD&A. All of the NEOs, other than Mr. Carano and Mr. McClenaghan, received performance share awards in 2022 with payout based on relative TSR for the measurement period of January 1, 2022 through December 31, 2024. The performance for these awards achieved the 90th percentile for relative TSR resulting in a 150.0% payout. For details, please see pages 32-33.

EXECUTIVE COMPENSATION PROGRAM



Reflecting the Voice of Our Stockholders
We carefully consider the results of our stockholder Say-on-Pay vote from the previous year. At our 2024 Annual Meeting, approximately 97% of votes cast approved our executive compensation, while our Say-On-Pay voting results have averaged more than 93% approval since 2016. We continue to actively seek and highly value the perspectives of our investors. During the year, we reached out to stockholders owning approximately 75% of our common stock. We have taken and will continue to take stockholder feedback into consideration as we evolve our compensation program. Most importantly, we are committed to ensuring that our ongoing program is designed in the best interests of both our stockholders and executives.

Summary of Compensation Program

- Sets total compensation that is in line with the market, employee experience and scope of responsibilities, facilitating attraction, retention, and reward for execution of responsibilities and delivery of performance;

- Emphasizes variable compensation programs: greater than 80% of CEO and greater than 65% of other NEOs pay at risk;

- Provides that a majority of long-term incentives to NEOs are performance based;

- Establishes rigorous performance targets across key financial categories, including operating income, cash flow, and revenue.

- Grants equity awards with double-trigger termination payments upon a change in control;

- Aligns compensation to performance against financial target delivery and progression on strategic initiatives, including Continuous Improvement, Digital, Talent Development, and Sustainability;

- Includes a relative TSR component against our industry group index for long-term incentives to align with stockholder value;

- Freezes historic defined benefit pension plans, with no NEO participants;

- Prohibits NEO hedging or pledging of our common stock.

Our Compensation Principles

Our executive compensation program is centered around the following principles:

Alignment with Stockholders' Interests	Executive officers' interests should be directly aligned with those of stockholders through a compensation program that emphasizes an appropriate balance of both short and long-term financial performance and is directly affected by our stock price. Requiring executive officers to hold a meaningful amount of equity supports alignment to stockholder interests.
Link to Business Priorities and Performance	A significant portion of total compensation should be variable and subject to the attainment of certain specific and measurable performance goals and objectives. In addition to financial indicators, variable compensation should emphasize the link between rewards and the execution of strategy.
Competitiveness	Target total compensation should be competitive with that being offered to individuals holding comparable positions, with comparable experience, at other public companies with which we compete for leadership and market talent.
Governance	Maintaining best-practice executive compensation governance standards is critical to the decision-making process and the ability to manage risk. Doing so is in the best interests of our stockholders and executives.

Components of Total Direct Compensation

For 2024, we continued to focus on ensuring alignment of pay practices with stockholder interests and driving a pay-for-performance culture.

Design and characteristics of the SPX compensation program include:

- Base Salary. Annual salary for our NEOs is targeted at the market median of peer companies and is in line with responsibilities, performance, contributions, and overall experience.

- Annual Incentive. Annual Incentive levels (percents) are targeted at the market median of peer companies. Performance metrics focus on delivering key annual objectives with financial targets directly tied to the achievement of goals related to adjusted EBITDA[*], adjusted free cash flow[*], and adjusted revenue[*]. Performance modifiers may be further applied for individual performance, including progress related to our strategic initiatives.

- Long-Term Incentives. Long-term incentive ("LTI") awards align compensation and long-term performance. LTI award levels are targeted at the market median of peer companies with some variation above and below median by NEO to account for factors including responsibilities, performance, contributions and overall experience. The mix of awards includes:

  - 25% Stock Options ("Options") that vest ratably over a three-year period;

  - 50% Performance Stock Units ("PSUs") tied to relative TSR ("r-TSR") compared to a peer group within a combination of the S&P 600 Small Cap Capital Goods and S&P 400 Mid Cap Capital Goods indices over a three-year performance measurement period, with potential payout range of 0% to 200% of target and target payout achievement at the 55th percentile. Payout cannot exceed target if our TSR is negative;

  - 25% Restricted Stock Units ("RSUs") that vest ratably over a three-year period.

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[*] Non-GAAP financial measure. Reconciliations of amounts presented as non-GAAP financial measures with the amounts of the most comparable measures calculated and presented in accordance with GAAP are presented in Appendix A of this Proxy Statement.

 

Performance against our strategic initiatives, including sustainability objectives, is considered when making awards and setting targets for all components of our compensation programs. The experience level, performance and other relevant market and talent competitive factors are considered when establishing compensation levels each year or when hiring new executives. Accordingly, we would expect our more tenured, high-performing, or highly skilled executive officers to be higher in range, against our peers, on all compensation program components.

The Committee evaluates the Company's compensation programs annually and considers a number of factors when determining the components of LTI compensation, including equity use and dilution, compensation trends to attract and retain talent, and alignment of incentives with Company performance and peer group analysis.

Mix of Compensation Elements

The following charts show that for 2024 the mix of compensation elements targeted for our NEOs was heavily weighted toward performance-based compensation. The mix of LTI is based on the allocation value used in determining the number of units or options, as applicable, for each award.


84% of Total Compensation is Variable
CEO
Base Salary 16%
RSUs 17%
Annual Incentive 17%
PSUs 33%
Options 17%
Total Fixed Pay 33%
Total Performance Based Pay 67%
67% of Total Compensation is Variable
Other NEOs in Aggregate
Base Salary 33%
RSUs 11%
Annual Incentive 23%
PSUs 22%
Options 11%
Total Fixed Pay 44%
Total Performance Based Pay 56%

Our CEO's Pay-for-Performance Alignment

The following chart shows our CEO's compensation relative to our TSR compared with our peer group of companies listed on page 30, demonstrating how our executive compensation program aligns with performance.

For purposes of this chart, compensation includes the three-year total for salary, target annual bonus, the target value of equity awards and amounts from the "change in pension value and nonqualified deferred compensation" and "All Other Compensation" columns of each company's Summary Compensation Table disclosure. Performance is three-year total shareholder return. Due to the timing of public disclosures, peer company data represents 2021 through 2023 while our CEO's total compensation represents 2022 through 2024 and our total shareholder return is for December 31, 2021 through December 31, 2024.



Relative Pay Rank

* Peer company compensation based on 2021, 2022 and 2023 compensation data from each company's three most recent proxy statement filings.

Our relative performance rank exceeds our CEO relative pay rank. Since Mr. Lowe's promotion to CEO more than nine years ago, we have consistently delivered above median performance and compensated according to our philosophy to align target executive compensation with that of our peers and provide variable incentive compensation that rewards executives at higher levels when excellent performance is achieved.

HOW DECISIONS FOR OUR NAMED EXECUTIVE OFFICERS WERE MADE

Executive Compensation Practices

What We Do	What We Do Not Do
✓ Heavy emphasis on variable, performance-based compensation	✗ No multi-year guarantees of salary increases
✓ Majority of long-term incentive awards are performance based	✗ No tax gross-ups on termination payments following a change in control
✓ Align compensation to year-over-year performance and delivery on strategic initiatives.	✗ No hedging of Company stock
✓ Stock ownership guidelines	✗ No pledging of Company stock
✓ Clawback provisions that apply to both cash and equity incentive awards	✗ No significant perquisites or defined benefit pension plans
✓ "Double-trigger" termination payments upon a change in control	✗ No "single-trigger" termination payments upon a change in control
✓ Use of independent compensation consultant	✗ No repricing or backdating stock options without stockholder approval
✓ Regular risk assessments	
✓ Annual reviews of share utilization	
✓ Stockholder outreach	
✓ Regular market assessments against our peer group	

The Role of the Compensation Committee

The Committee is responsible for overseeing the design and administration of the executive compensation program so that the program is consistent with our compensation philosophy. The Committee reviews compensation levels for all of our executive officers, including our NEOs. The Committee also makes all final compensation decisions regarding our NEOs and executive officers, except for the CEO, whose compensation is reviewed and approved by the full Board, excluding Mr. Lowe, based upon recommendations of the Committee.

The Committee also works very closely with its independent compensation consultant and with management to examine the effectiveness of the Company's executive compensation program. Details of the Committee's authority and responsibilities are specified in the Committee's charter, which is available on our website (www.spx.com) under the heading "Investor Relations—Corporate Governance—Board Committees."

The Role of Management

Certain members of our senior management team help prepare for and attend meetings where executive compensation, Company and individual performance, and competitive compensation levels and practices are discussed and evaluated. However, only the Committee members are allowed to vote on decisions regarding executive compensation. The Committee also receives recommendations from the CEO regarding the compensation of our other executive officers, including the other NEOs. The CEO does not participate in the deliberations of the Committee and Board regarding his own compensation.

The Role of the Independent Compensation Consultant

For 2024, the Committee retained Meridian Compensation Partners, LLC ("Meridian") as its sole independent compensation consultant. Meridian does not provide any services to our Company other than advice to and services for the Committee relating to compensation of all executives and the Governance & Sustainability Committee relating to compensation of our non-employee directors. The independent compensation consultant may provide other consulting services to SPX, on a limited basis and only with approval from the Committee and the Governance & Sustainability Committee. The Committee reviews services provided by its independent compensation consultant on at least an annual basis. The independent compensation consultant reviews, analyzes and assesses the Company's executive compensation program and management's recommendations for compensation; conducts risk assessments on the Company's executive incentive plans; and presents recommendations on compensation amounts and structure for the President and CEO. In addition, the independent compensation consultant recommends the list of peer companies against which we benchmark our executive officer and director compensation.

The Committee has directed the independent compensation consultants to collaborate with management, including our human resources function, to obtain data, clarify information, and review preliminary recommendations prior to the time they are shared with the relevant committee.

The Committee has considered the independence of Meridian in light of SEC rules, NYSE listing standards, and the requirements of the Committee's charter. The Committee requested and received a letter from Meridian addressing relationships with and the independence of such firm and the senior advisor involved in the engagement of such firm.

The Committee concluded that the work performed by Meridian and Meridian's senior advisor involved in the engagement did not raise any conflict of interest and that it was independent.

The Role of the Peer Group

Our executive compensation program takes into account the compensation practices of companies with which we compete or could compete for executive talent. Peer companies are selected based on a number of factors including size, industry, and markets served.

For purposes of setting 2024 executive compensation, the Committee used the following peer companies ("peer group"):

SPX Peer Companies	
Barnes Group Inc.	Franklin Electric Co., Inc.
Chart Industries, Inc.	Graco, Inc.
Crane Co.	IDEX Corp.
Curtiss-Wright Corp.	John Bean Technologies Corp.
Enpro Inc.	Nordson Corp.
Enviri Corporation	TriMas Corp.
ESAB Corporation	Watts Water Technologies, Inc.
Federal Signal Corporation	Zurn Elkay Water Solutions Corp.

The Committee selected this roster of peers after considering factors including:

• Similar business mix to SPX;
• Similar end markets to SPX;
• Competitors for executive talent;
• Market capitalization; and
• Revenue of approximately 0.4 to 2.5 times SPX's revenue.

SPX annual revenues for 2024 are approximately at the median of peer companies.

The Committee reviews the peer group annually to assure alignment and adds or removes companies as peers as it deems appropriate and necessary to maintain competitive and balanced alignment. The Committee uses the peer group data to assist in compensation decisions around base salary, short-term incentives, and long-term incentives, as well as in benchmarking other executive compensation matters.

Base Salary

Base salary represents annual fixed compensation and is a standard element of compensation necessary to attract and retain talent. Base salary levels are reviewed annually. When making adjustments, the Committee considers the Company's overall performance; the NEO's individual performance, experience, career potential, and tenure with the Company; and competitive market practices. The Committee approved increases in annual base salary, effective March 25, 2024, as reflected in the table below, to continue to improve the competitive market position of our NEO's base salaries relative to our peer group.

 

Named Executive Officer	Annual Base Salary (From 3/27/2023)	Annual Base Salary (From 3/25//2024)	% Adjustment
Eugene J. Lowe, III	$1,035,000	$1,097,200	6.0%
Mark A. Carano	$500,000	$530,000	6.0%
J. Randall Data	$544,619	$571,850	5.0%
John W. Swann, III	$576,800	$605,640	5.0%
Sean McClenaghan	$576,800	$605,640	5.0%

Annual Incentive

Executive Bonus Program

Our Executive Bonus Program pays annual bonuses ranging from 0% to 200% of target by reference to three key metrics: adjusted Earnings Before Interest, Taxes, Depreciation, and Amortization (EBITDA)*, adjusted free cash flow*, and adjusted revenue.*

The Committee selected these metrics to be transparent and to provide clarity and consistency in calculating bonuses. In setting short-term incentive goals, SPX management and the Committee utilized a number of data points to focus targets on driving the Company's strategic priorities, including setting goals that incentivize delivery of annual objectives. Adjusted EBITDA* used for compensation purposes is calculated in a manner consistent with adjusted EBITDA* as presented by the Company in its quarterly and annual earnings announcements, with additional adjustments to eliminate the impact of acquisitions and dispositions occurring during the year and certain other items.

Targets for 2024 were set to drive continued growth in adjusted EBITDA*, adjusted revenue*, and adjusted free cash flow*.

As previously discussed, we delivered very strong financial performance in 2024, with double-digit growth in all three of our compensation-linked target metrics. Most of our businesses exceeded their revenue targets, reflecting continued robust demand for our products, favorable pricing, and strong operational execution across our platforms. We also generated substantial increases in Adjusted EBITDA* and Adjusted Free Cash Flow*, reflecting the scale benefits of higher sales, successful continuous improvement initiatives, and efficient cost management throughout the company.

The table below shows the 2024 threshold, target, and maximum goals for each of the relevant metrics under our Executive Bonus Program, as well as the actual performance results. Threshold payout is 50% of target and maximum payout is 200% of target, with linear interpolation of payouts for results between threshold and target or between target and maximum.

| Performance Metric and Weighting | Level of Performance ($ Millions) | | | | Payout % |
	Threshold ($)	Target ($)	Maximum ($)	Actual ($)	
Adjusted EBITDA* (50%)	$ 340.0	$ 359.0	$ 385.0	$ 403.9	200.0%
Adjusted Free Cash Flow* (25%)	$ 309.0	$ 335.0	$ 369.0	$ 392.0	200.0%
Adjusted Revenue* (25%)	$1,829.0	$1,892.0	$1,987.0	$1,916.1	125.3%
Total Corporate Results					181.3%

* Non-GAAP financial measure. Reconciliations of amounts presented as non-GAAP financial measures with the amounts of the most comparable measures calculated and presented in accordance with GAAP are presented in Appendix A of this Proxy Statement.

For 2024, adjusted EBITDA* of $403.9 million resulted in a 200% payout, with a weighting of 50%. Adjusted free cash flow* of $392.0 million resulted in a 200% payout, with a weighting of 25%. Adjusted revenue* of $1,916.1 million resulted in a 125% payout, with a weighting of 25%. Accordingly, based on these performance metrics the cumulative payout for 2024 results would be 181.3% of target for those NEOs with 100% of their bonus tied to corporate metrics.

Mr. Lowe, Mr. Carano, and Mr. Data's bonus payouts are tied 100% to the corporate results. Mr. Swann and Mr. McClenaghan have target incentives that include both business unit and corporate results: 75% of each of their incentives is based on their respective roles as a segment President, and 25% is based on corporate metrics. For 2024, the segment performance achievement metric for Mr. Swann was 146.2%, generating an overall payout of 155.0% for him, and the segment performance achievement metric for Mr. McClenaghan was 185.0%, generating an overall payout of 184.1% for him. We do not include the specific segment and business unit financial metrics and performance levels for Mr. Swann and Mr. McClenaghan because we believe this information is confidential information and its public disclosure could cause competitive harm to those businesses. At the time these performance goals were set, the Committee deemed the target performance levels to be realistic "stretch" goals, with a maximum payout possible only in the event of superior performance. Following application of calculated awards, the payout by named executive officer is noted in the table below.

* Non-GAAP financial measure. Reconciliations of amounts presented as non-GAAP financial measures with the amounts of the most comparable measures calculated and presented in accordance with GAAP are presented in Appendix A of this Proxy Statement.

Executive Bonus Results for 2024

The table below shows the total annual bonuses earned by our NEOs for 2024.

Named Executive Officer	Annual Base Salary as of 12/31/2024	Target Payout (as a % of Base Salary)	Bonus Achieved (% of Target Payout)	Total Bonus
Eugene J. Lowe, III	$1,097,100	110%	181.3%	$2,188,359
Mark A. Carano	$530,000	70%	181.3%	$672,750
J. Randall Data	$571,850	70%	181.3%	$725,872
John W. Swann, III	$605,640	70%	155.0%	$657,127
Sean McClenaghan	$605,640	70%	184.1%	$780,395

Long-Term Incentives

Long-term incentives are an integral part of our executive compensation program. They are designed to align the financial interests of our NEOs with those of our stockholders through performance-based compensation that correlates with the creation of long-term stockholder value. Our long-term incentive awards also support our executive retention strategy.

For 2024, the Committee approved the following mix of LTI awards, which awards were granted in February 2024 under our stockholder approved plans:

Stock Options (25% Weighting)

In 2024, awards of Options were granted to eligible participants, including each of the NEOs. The Committee approved the 2024 Option grants to the NEOs in February 2024. The exercise price per share of the 2024 Options is the closing trading price per share on the NYSE on the date of grant. The 2024 Options grant agreement provides generally for time-based ratable vesting in equal installments (of 33 1/3 percent per year) over a three-year period (generally subject to continued service during the period) with a maximum exercise term of ten years.

The Committee approves all grants of Options to executive officers based on its equity grant guidelines. The Committee's practice is to grant annual option awards in late February or early March, several trading days after the filing of the Company's Form 10-K for the preceding fiscal year, which is consistent with the Committee's policy that option awards not be granted until after material information then-known to the Company that would affect the value of the options has been publicly disclosed.

Performance Stock Units (50% Weighting)

The 2024 awards of PSUs provide eligible participants, including each of the NEOs, the opportunity to receive shares of common stock based on pre-established financial performance targets over a specified three-year period (and generally subject to continued service during the performance period). The performance criteria for the PSUs are based on the r-TSR of SPX as compared to the results of a peer group within the aggregated S&P 600 Small Cap and S&P 400 Mid Cap Capital Goods Indices. At grant date, this peer group was comprised of 103 companies that compete in similar markets. Payouts under the program are made in shares of our common stock and range from 0% to 200% based on our TSR achievement versus the peer group. Threshold payout is 50% of target and maximum payout is 200% of target, with linear interpolation of payouts for results between threshold and target or between target and maximum. Threshold payout is achieved at the 30th percentile, target at the 55th percentile, and maximum at the 85th percentile. No payout is awarded unless SPX performance is equal to or greater than the 30th percentile. Payout cannot exceed target if our TSR is negative.

 

Restricted Stock Units (25% Weighting)

As part of the 2024 long-term incentive program, participants, including each of the NEOs, received RSUs. The Committee approved the 2024 RSU grants to the NEOs in February 2024. The 2024 RSU grant agreement provides generally for time-based ratable vesting in annual installments (of 33 1/3 percent per year) over a three-year period (generally subject to continued service during the period). The Committee approves all grants of RSUs to be issued by the Company pursuant to approved equity grant guidelines.

Our NEOs received the following long-term incentive award opportunities in 2024:

Named Executive Officer	Target LTI Value	Units		
		Options	PSUs	RSUs
Eugene J. Lowe, III	$ 4,600,000	24,238	21,175	10,587
Mark A. Carano	$ 770,000	4,057	3,544	1,772
J. Randall Data	$ 1,300,000	6,850	5,984	2,992
John W. Swann, III	$ 800,000	4,215	3,683	1,841
Sean McClenaghan	$ 1,000,000	5,269	4,603	2,302

The allocation of Options was based on the Black-Scholes valuation and RSUs and PSUs were based on the average closing fair market value of SPX stock for the 15 trading days immediately preceding the date of grant. The amounts included for PSUs in the "Summary Compensation Table" beginning on page 37 and in the table included in "Grants of Plan-Based Awards" beginning on page 39 are based on the grant date fair value of the PSUs determined using financial accounting assumptions as required by SEC rules for reporting the related compensation in those tables, which differ from the values assigned to these awards in the allocations described above.

Outstanding equity awards are more fully described in the "Outstanding Equity Awards at Fiscal Year-End" table in "Executive Compensation," beginning on page 40.

Performance Stock Units Awards in 2022

The grant of PSUs made in March 2022 to the NEOs other than Mr. Carano and Mr. McClenaghan (who joined SPX after those grants had been made) covered the measurement period of January 1, 2022 through December 31, 2024. The performance metric for these PSUs measures r-TSR compared to a peer group comprised of the S&P 600 Small Cap Capital Goods Index. Total stockholder return delivered in the measurement period was 184.4%, which ranked in the 90th percentile, compared to threshold of 30th percentile that would earn a 50% payout, target of 50th percentile, and maximum of 75th percentile that would earn a 150% payout. The resulting performance achievement of the March 2022 grant was a 150% payout of the PSUs. The final value of the payout reflects both the appreciation of the value of stock since the time of the grant and the payout at 150% of the performance award.

OTHER PRACTICES, POLICIES, AND GUIDELINES

Policy on Hedging

No SPX director or employee may trade in derivative securities relating to SPX securities, such as put and call options or forward transactions.

Policy on Pledging

No SPX director or executive officer may pledge SPX securities.

Insider Trading Policy

We have adopted an insider trading policy governing the purchase, sale and other dispositions of the Company's securities that applies to all Company personnel, including directors, officers, employees, and other covered persons. We also follow procedures for the repurchase of our securities. We believe that our insider trading policy and repurchase procedures are reasonably designed to promote compliance with insider trading laws, rules and regulations, and listing standards applicable to the SPX.

Stock Ownership Guidelines

Our Stock Ownership Guidelines are designed to help ensure our executive officers' interests are closely aligned with those of our long-term stockholders. Additional detail can be found in "Ownership of Common Stock—Stock Ownership Guidelines" on page 21.

Compensation Clawback Policies

The Company maintains two executive compensation clawback policies with respect to its executive officers, including a policy adopted effective as of December 1, 2023 to address new requirements under rules recently adopted by the SEC and NYSE under the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 mandating the clawback of incentive compensation upon the restatement of the Company's financial statements (the "Dodd-Frank clawback policy"). The prior-existing clawback policy that had been adopted by the Company defines the economic consequences misconduct could have on the compensation of executive officers. Under that policy, we retroactively adjust compensation in the event of a restatement of financial or other performance results to the extent required under applicable rules under the Sarbanes-Oxley Act of 2002. Our executive bonus program provides for repayment or forfeiture of awards under specified circumstances if the Company, as a result of misconduct, is required to prepare an accounting restatement due to material noncompliance with any financial reporting requirement under the securities laws. Any awards earned or accrued during the 12-month period following the first public issuance or filing with the SEC (whichever first occurred) of the financial document that failed to materially comply with a financial reporting requirement must be paid back to the Company. To the extent that the affected award was deferred under a nonqualified deferred compensation plan maintained by the Company rather than paid to the executive officer, the deferred amount (and any earnings from it) must be forfeited. If the Board were to determine that a NEO had engaged in fraudulent or intentional misconduct, it would take action to remedy the misconduct and impose appropriate discipline. Discipline would vary based on the facts and circumstances, but could include termination of employment and/or other appropriate actions.

The Dodd-Frank clawback policy is of broader scope and applies with respect to a restatement of the Company's financial statements even in the absence of any fraud or misconduct by an executive officer. The policy generally requires the recovery by the Company, in the event of a required accounting restatement (including a "little-r" restatement) of the Company's financial statements, of incentive-based compensation received after the effective date of the adoption of the policy, which is based wholly or in part upon the attainment of any financial reporting measure, received by current or former executive officers to the extent that such compensation based on the erroneously reported financial information exceeds the amount derived from the restated financial information. Clawback under the policy is required for any such excess compensation received during the three completed fiscal years immediately preceding the date the Company is required to prepare an accounting restatement. The policy provides for mandatory clawback by the Company of such excess compensation, with exceptions applicable only if (1) the direct expense paid to a third party to assist in enforcing the policy would exceed the amount to be recovered (provided that the Company must make a reasonable attempt to recover such erroneously awarded compensation, document its reasonable attempts to recover, and provide that documentation to the NYSE) or (2) a recovery from certain tax-qualified retirement plans would likely cause such plans to fail to meet the statutory requirements for tax exemption.

To facilitate the application of the Dodd-Frank clawback policy, the Company requires recipients of awards of incentive compensation based wholly or in part upon the attainment of any financial reporting measure, including relative TSR, to agree to repay any such excess compensation in accordance with the policy. Since 2013, our equity award agreements have provided that awards are subject to any compensation recovery policy adopted by the Company, as amended from time to time.

Other Benefits and Perquisites

We provide perquisites to attract and retain executives in a competitive marketplace, and we believe these benefits are generally consistent with market practices of our peer group and other comparable public industrial manufacturing companies. For a full listing of benefits and perquisites, see the "Summary Compensation Table" and accompanying footnotes beginning on page 37. We do not provide tax gross-up payments for perquisites.

Our CEO may utilize our aircraft for personal travel for himself and his family. Other executive officers may be permitted personal use of our aircraft for themselves and their families if approved by our CEO. We report the value of any personal use of our corporate aircraft by NEOs as ordinary taxable income based on Standard Industry Fare Levels and as compensation in the "Summary Compensation Table" on page 37 based on our incremental costs.

 

Retirement and Deferred Compensation Plans

> **None of our NEOs participate in an SPX defined benefit pension plan.**

Our executives, along with the majority of our U.S.-based employee population, are eligible to receive matching contributions into the SPX Retirement Savings and Stock Ownership Plan (the "401(k) Plan"), a tax-qualified retirement savings plan. Matching contributions are immediately vested and are invested initially in the SPX Common Stock Fund in the form of units. This fund under the 401(k) Plan is primarily invested in SPX common stock, with a small portion of the fund in cash, for purposes of administrative convenience.

Executive officers and other senior-level management employees are also eligible to participate in the SPX Supplemental Retirement Savings Plan (the "SRSP"), a non-qualified deferred compensation plan that permits voluntary deferrals of base salary and annual bonuses.

For more information regarding these plans, see "Nonqualified Deferred Compensation," beginning on page 42.

Termination and Change-in-Control Provisions

As described below, all our NEOs who are currently employed, except Mr. Lowe, have entered into the current form of our change-in-control agreement as filed with the SEC.

On September 28, 2015, the Committee recommended, and the Board approved, an employment agreement and a change-in-control agreement for Mr. Lowe, President and Chief Executive Officer, and the form of severance benefit agreements and change-in-control agreements for all other current executive officers. The Committee reviews these agreements annually considering stakeholder interests and market competitiveness and will address adjustments as it deems appropriate.

Our severance arrangements are designed to protect stockholder interests by stabilizing management during periods of uncertainty. Executives often assign significant value to severance agreements because these agreements provide compensation for lost professional opportunities in the event of a negative qualifying event following a change-in-control.

Severance agreements can also be a powerful tool to discourage entrenchment of management, in that these agreements can offset the risk of financial and professional loss that management may face when recommending a sale to or merger with another company. Our severance arrangements are structured to serve the above functions, which differ, and are perceived by recipients to differ, from pay for performance. Accordingly, decisions relating to other elements of compensation have minimal effect on decisions relating to existing severance agreements. As described above, all our NEOs who are currently employed, except Mr. Lowe, have entered into the most current form of our severance benefit agreement as filed with the SEC. In lieu of a separate severance benefit agreement, we have entered into an employment agreement with Mr. Lowe that provides for certain severance benefits.

We utilize a double-trigger in the event of a change-in-control. If the executive officer experiences a qualifying negative employment action following a change-in-control, then the executive officer becomes immediately vested in all previously granted unvested SPX equity, including shares subject to performance vesting, at the target level of vesting. This feature is designed to be equitable in the event of dismissal without cause or resignation for good reason, and we believe it is appropriate in the event of termination following a change-in-control.

Severance and change-in-control terms are further discussed and quantified in "Potential Payments Upon Termination or Change-in-Control," beginning on page 44.

Notes

The discussion of performance targets in this CD&A is exclusively in the context of executive compensation and should not be used for any other purpose or regarded as an indication of management's expectations of future results.

References to "bonus" or "bonuses" in this CD&A and the compensation tables are to our annual performance-based payments reflected as "Non-Equity Incentive Plan Compensation" in the "Summary Compensation Table" on page 37 and "Estimated Future Payouts under Non-Equity Incentive Plan Awards" in the "Grants of Plan-Based Awards" table on page 39.

Risk Analysis

Management regularly monitors and reviews our compensation program and the related risks and reports its findings to the Committee.

We do not believe our compensation policies and practices give rise to risks that are reasonably likely to have a material adverse effect on our Company. In reaching this conclusion, we considered the following factors:

- Our compensation program is designed to provide a mix of both fixed and variable incentive compensation.

- The variable portions of compensation (cash incentive and equity awards) are designed to reward both annual performance and longer-term performance. We believe this design mitigates any incentive for short-term risk-taking that could be detrimental to our Company's long-term best interests.

- For business and segment level executives, a significant percentage of their compensation is based on the performance of our Company as a whole. This is designed to mitigate any incentive to pursue strategies that might maximize the performance of a single operating business unit to the detriment of our Company as a whole.

- Our executive officers are subject to stock ownership guidelines that we believe incentivize our executives to consider the long-term interests of our Company and our stockholders and discourage excessive risk-taking that could negatively impact our stock price.

- The Committee exercises risk oversight of our executive compensation program.

- A qualitative risk assessment concluded that our plans do not have an unreasonable ratio between fixed and variable compensation. The annual bonus plans are capped at specified maximum percentages, which limits incentives to undertake excessive risk.

- The management annual bonus plan also has clawback provisions relating to any fraud, manipulation, or negligence in connection with computation of performance measures or payments under the plans.

- Incentive plans are primarily determined by a formula tied directly to Company performance.

- Sales incentive plans are regularly reviewed within the context of enterprise risk.

- In addition to the structure of our plans, we mitigate any risk that may be generated by compensation plans through management oversight, compliance training and enforcement, and periodic reviews.

No single SPX business unit carries a significant portion of the Company's risk profile, or has compensation structured in a significantly different manner than other business units within the Company, regardless of relative business unit profitability or compensation expense as a percentage of revenues.

Management does not believe that any of the design features pose a significant concern. Based upon this analysis, we determined that the compensation programs do not present a material risk.

Compensation Committee Report

The Compensation Committee of the SPX Board of Directors consists of five directors. Each of the Committee members is independent, as defined under SEC rules and the listing standards of the NYSE. The Committee reviews SPX's "Compensation Discussion and Analysis" on behalf of the Board.

The Committee has reviewed and discussed the "Compensation Discussion and Analysis" with management, and based on the review and discussions, the Committee recommended to the Board that the "Compensation Discussion and Analysis" be included in this Proxy Statement and SPX's Annual Report on Form 10-K for the year ended December 31, 2024.

Compensation Committee,

Ricky D. Puckett, Chairman
David A. Roberts
Ruth G. Shaw
Robert B. Toth
Tana L. Utley

 

Compensation Tables

SUMMARY COMPENSATION TABLE

The following table summarizes the compensation for our named executive officers during 2024. The "named executive officers" or "NEOs" are our Chief Executive Officer, our Chief Financial Officer and our next three most highly compensated officers who were executive officers at year end. Only 2023 and 2024 compensation amounts are provided for Mr. Carano, who joined SPX in 2023.

Name and Principal Position	Year	Salary ($)[1]	Bonus ($)	Stock Awards ($)[2]	Option Awards ($)[3]	Non-Equity Incentive Plan Compensation ($)[4]	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)[5]	Total ($)
Eugene J. Lowe, III President and Chief Executive Officer	2024	1,085,644	—	4,597,246	1,232,260	2,188,359	—	201,660	9,305,169
	2023	1,026,849	—	3,175,978	1,051,658	2,277,000	—	127,129	7,658,614
	2022	991,047	—	2,937,238	954,477	1,454,313	—	247,000	6,584,075
Mark A. Carano Vice President, Chief Financial Officer and Treasurer	2024	524,466	—	769,438	206,258	672,750	—	64,042	2,236,954
	2023	497,260	100,000	787,103	173,222	700,000	—	29,320	2,286,905
J. Randall Data President, Global Operations	2024	567,075	—	1,299,186	348,254	725,872	—	60,046	3,000,433
	2023	539,157	—	594,107	196,716	762,467	—	61,102	2,153,549
	2022	516,444	—	583,800	189,705	505,293	—	85,097	1,880,339
John W. Swann, III Segment President, Detection & Measurement	2024	600,583	—	799,558	214,291	657,127	—	96,763	2,368,322
	2023	572,888	—	560,505	185,578	654,071	—	67,939	2,040,981
	2022	511,855	—	514,021	167,031	425,828	—	139,158	1,757,893
Sean McClenaghan Segment President, HVAC	2024	600,583	—	999,416	267,876	780,395	—	32,966	2,681,236
	2023	572,888	125,000	560,505	185,578	792,207	—	22,771	2,258,949
	2022	148,822	125,000	490,519	490,541	154,281	—	5,800	1,414,963

(1) NEOs are eligible to defer up to 50% of their salaries into the 401(k) Plan; and the SRSP. In 2024, the following NEOs deferred the following portions of their salaries into the 401(k) Plan and the SRSP:

Name	Deferred into 401(k) Plan ($)	Deferred into SRSP ($)
Eugene J. Lowe, III	15,923	44,067
Mark A. Carano	13,269	25,546
J. Randall Data	9,973	27,587
John W. Swann, III	16,638	29,217
Sean McClenaghan	6,655	—

(2) The amounts reported in the above table were calculated in accordance with FASB Accounting Standard Codification Topic 718 ("Topic 718") to reflect their grant date fair-value given vesting requirements. See Note 16 to the consolidated financial statements contained in our Annual Report on Form 10-K for the year ended December 31, 2024 for additional information regarding the calculation of these numbers. Amounts presented for 2024 include RSU and PSU awards. The values for PSUs assumes achievement at the target performance level. At the maximum performance level of 200%, Mr. Lowe would receive $6,729,839, Mr, Carano would receive $1,126,354, Mr. Data would receive $1,901,835, Mr. Swann would receive $1,170,531, and Mr. McClenaghan would receive $1,462,925.

(3) Option Awards reflect the fair-value at time of grant in accordance with Topic 718 to reflect their grant date fair value given vesting requirements. See Note 16 to the consolidated financial statements contained in our Annual Report on Form 10-K for the year ended December 31, 2024 for additional information regarding the calculation of these numbers. See the "Grants of Plan-Based Awards" table for more information on these grants.

(4) In 2025, the year in which they received the 2024 bonus payout, the following NEOs deferred the following portions of their bonuses into the 401(k) Plan and the SRSP:

Name	Deferred into 401(k) Plan ($)	Deferred into SRSP ($)
Eugene J. Lowe, III	6,622	102,467
Mark A. Carano	16,269	25,480
J. Randall Data	23,003	—
John W. Swann, III	6,030	25,416
Sean McClenaghan	11,853	32,812

(5) All Other Compensation for 2024 for NEOs is outlined in the table below:

Name	Financial Planning ($)	Executive Physical ($)	Matching Gift ($)[a]	Company Aircraft Personal Use ($)[b]	Group Term Life (>50k) ($)	Retirement Savings Plan Match ($)	Supplemental Retirement Savings Plan Match ($)[c]	Total ($)
Eugene J. Lowe, III	14,783	—	10,000	19,168	4,902	17,250	135,557	201,660
Mark A. Carano	17,050	1,842	3,000	—	3,612	17,250	21,288	64,042
J. Randall Data	14,375	1,474	—	—	3,958	17,250	22,989	60,046
John W. Swann, III	23,015	3,899	5,000	—	2,252	17,250	45,347	96,763
Sean McClenaghan	—	1,506	10,000	—	4,210	17,250	—	32,966

(a) We will make matching donations for charitable contributions made by employees up to a total of $5,000 per annum. We will make matching donations for executive officers up to a total of $10,000. Amounts represented are the matching contributions for 2024.

(b) Represents guest travel accompanying executive officer on business travel. Values reflect the incremental costs (e.g., food and beverage).

(c) Represents matching contributions made by the employer to the SRSP during the plan year.

CEO Employment Agreement

The above benefits for Mr. Lowe are provided pursuant to the terms of his employment agreement. His employment agreement provides for annual base salary levels, annual incentive compensation opportunity, severance entitlements, and allowance amounts for annual income tax return preparation and financial planning. The initial term of Mr. Lowe's employment agreement expired on December 31, 2017, and the agreement automatically renews in additional subsequent one year-long terms unless at least 180 days prior to the expiration of any subsequent extended term one of the parties provides the other party with a written notice of non-renewal.

See "Compensation Discussion and Analysis," beginning on page 24, for further discussion and explanation of each element of compensation.

GRANTS OF PLAN-BASED AWARDS

The following table provides information regarding equity and non-equity awards granted to the NEOs in 2024.

Name	Grant Date[1]	Estimated Future Payouts Under Non-Equity Incentive Plan Awards			Estimated Future Payouts Under Equity Incentive Plan Awards			All Other Stock Awards: Number of Shares or Stock Units (#)[4]	Stock Option Awards (#)[5]	Exercise Price of Stock Option Awards ($)	Grant Date Fair Value of Stock and Option Awards ($)[6]
		Threshold ($)[2]	Target ($)[2]	Maximum ($)[2]	Threshold (#)[3]	Target (#)[3]	Maximum (#)[3]				
Eugene J. Lowe, III	3/13/2025	603,405	1,206,810	2,413,620							
	2/28/2024				10,588	21,175	42,350				3,364,919
	2/28/2024							10,587			1,232,327
	2/28/2024								24,238	116.40	1,232,260
Mark A. Carano	3/13/2025	185,500	371,000	742,000							
	2/28/2024				1,772	3,544	7,088				563,177
	2/28/2024							1,772			206,261
	2/28/2024								4,057	116.40	206,258
J. Randall Data	3/13/2025	200,147	400,295	800,590							
	2/28/2024				2,992	5,984	11,968				950,917
	2/28/2024							2,992			348,269
	2/28/2024								6,850	116.40	348,254
John W. Swann, III	3/13/2025	211,974	423,948	847,896							
	2/28/2024				1,842	3,683	7,366				585,266
	2/28/2024							1,841			214,292
	2/28/2024								4,215	116.40	214,291
Sean McClenaghan	3/13/2025	211,974	423,948	847,896							
	2/28/2024				2,302	4,603	9,206				731,463
	2/28/2024							2,302			267,953
	2/28/2024								5,269	116.40	267,876

(1) The Committee approved the 2024 bonuses to each of the NEOs on February 17, 2025 and the 2024 LTI awards to each of such NEOs on February 28, 2024. The 2024 LTI awards are generally subject to continued service through the applicable performance or vesting period.

(2) Represents the potential payout for 2024 bonuses. Threshold payout is 50% of target and maximum payout is 200% of target. Actual bonus earned for 2024 are included in the "Non-Equity Incentive Plan Compensation" column of the Summary Compensation Table.

(3) Represents the potential payout for the PSUs granted on February 28, 2024. Threshold payout is 50% of target and maximum payout is 200% of target, and is based on the three-year r-TSR versus a peer group within the aggregated S&P 600 Small Cap and S&P 400 Mid Cap Capital Goods Indices for 2024-2026. Payout is capped at target if the Company TSR is negative. A description of our PSUs is included in the "Long-Term Incentives" section of the CD&A.

(4) Represents the RSU awards for 2024. RSUs are time-based and do not have a performance requirement for vesting. The time-based awards vest 33 1/3 percent per year over three years on February 28, 2025, February 28, 2026, and February 28, 2027. A description of our RSUs is included in the "Long-Term Incentives" section of the CD&A.

(5) Represents the number of Options awarded on the grant date, and vest 33 1/3 percent per year over three years on February 28, 2025, February 28, 2026, and February 28, 2027.

(6) Represents the grant date fair value of each equity-based award based on the Monte-Carlo simulation model valuation technique for PSUs, the closing stock price on the date of grant for RSUs, and a Black-Scholes option-pricing model for stock options. Fair Value is based on Topic 718. See Note 16 to the consolidated financial statements contained in our Annual Report on Form 10-K for the year ended December 31, 2024 for the assumptions used in the valuation of these awards. The values reported in this column for the PSUs were calculated at target.

OUTSTANDING EQUITY AWARDS AT FISCAL YEAR-END

The following table details the outstanding equity awards held by each of our NEOs at December 31, 2024.

Name	Award Date	Option Awards				Stock Awards			
		Number of Securities Underlying Unexercised Option Unexercisable (#)[1]	Number of Securities Underlying Unexercised Option Exercisable (#)[1]	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market or Payout Value of Unearned Shares, Units, or Other Rights That Have Not Vested ($)[2]	Equity Incentive Plan Awards: Number of Unearned Shares, Units, or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units, or Other Rights That Have Not Vested ($)[2]
Eugene J. Lowe, III	03/02/2016	—	186,919	12.85	03/02/2026				
	03/01/2017	—	82,405	27.40	03/01/2027				
	02/22/2018	—	72,298	32.69	02/22/2028				
	02/21/2019	—	77,463	36.51	02/21/2029				
	02/20/2020	—	53,465	50.09	02/20/2030				
	03/01/2021	—	46,291	58.34	03/01/2031				
	03/01/2022					38,979	5,672,224	58,469 [3b]	8,508,336
	03/01/2022					6,497 [3a]	945,443	—	—
	03/01/2022	16,460	32,918	48.97	03/01/2032				
	03/01/2023					29,238	4,254,714	43,857 [4b]	6,382,071
	03/01/2023					9,746 [4a]	1,418,238	—	—
	03/01/2023	22,472	11,235	71.93	03/01/2033				
	02/28/2024					21,175	3,081,386	42,350 [5b]	6,162,772
	02/28/2024					10,587 [5a]	1,540,620	—	—
	02/28/2024	24,238	—	116.40	02/28/2034				
Mark A. Carano	02/01/2023					2,333 [6]	339,498	—	—
	03/01/2023					4,816	700,824	7,224 [4b]	1,051,236
	03/01/2023					1,606 [4a]	233,705	—	—
	03/01/2023	3,702	1,850	71.93	03/01/2033				
	02/28/2024					3,544	515,723	7,088 [5b]	1,031,446
	02/28/2024					1,772 [5a]	257,861	—	—
	02/28/2024	4,057	—	116.40	02/28/2034				
J. Randall Data	03/01/2022					7,747	1,127,343	11,621 [3b]	1,691,015
	03/01/2022					1,292 [3a]	188,012	—	—
	03/01/2022	3,272	—	48.97	03/01/2032				
	03/01/2023					5,469	795,849	8,204 [4b]	1,193,773
	03/01/2023					1,824 [4a]	265,428	—	—
	03/01/2023	4,204	2,101	71.93	03/01/2033				
	02/28/2024					5,984	870,792	11,968 [5b]	1,741,583
	02/28/2024					2,992 [5a]	435,396	—	—
	02/28/2024	6,850	—	116.40	02/28/2034				

Name	Award Date	Option Awards				Stock Awards			
		Number of Securities Underlying Unexercised Option Unexercisable (#)[1]	Number of Securities Underlying Unexercised Option Exercisable (#)[1]	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market or Payout Value of Unearned Shares, Units, or Other Rights That Have Not Vested ($)[2]	Equity Incentive Plan Awards: Number of Unearned Shares, Units, or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units, or Other Rights That Have Not Vested ($)[2]
John W. Swann, III	02/20/2020	—	10,552	50.09	02/20/2030				
	03/01/2021	—	8,101	58.34	03/01/2031				
	03/01/2022					6,821	992,592	10,232 (3b)	1,488,888
	03/01/2022					1,137 (3a)	165,456	—	—
	03/01/2022	2,881	5,760	48.97	03/01/2032				
	03/01/2023					5,160	750,883	7,740 (4b)	1,126,325
	03/01/2023					1,720 (4a)	250,294	—	—
	03/01/2023	3,966	1,982	71.93	03/01/2033				
	02/28/2024					3,683	535,950	7,366 (5b)	1,071,900
	02/28/2024					1,841 (5a)	267,902	—	—
	02/28/2024	4,215	—	116.40	02/28/2034				
Sean McClenaghan	10/01/2022					2,961 (7)	430,885	—	—
	10/01/2022	6,862	13,723	55.22	10/01/2032				
	03/01/2023					5,160	750,883	7,740 (4b)	1,126,325
	03/01/2023					1,720 (4a)	250,294	—	—
	03/01/2023	3,966	1,982	71.93	03/01/2033				
	02/28/2024					4,603	669,829	9,206 (5b)	1,339,657
	02/28/2024					2,302 (5a)	334,987	—	—
	02/28/2024	5,269	—	116.40	02/28/2034				

(1) Unvested Options are subject to satisfaction of vesting criteria for the applicable year. Options vest at the rate of 33 1/3 percent in annual installments over three years beginning on the first anniversary of the grant date. LTI awards are generally subject to continued service through the applicable vesting period.

(2) Based on the closing price of our common stock of $145.52 on December 31, 2024.

(3a) RSUs awarded on March 1, 2022, vest at the rate of 33 1/3 percent each year over three years beginning on the first anniversary of the grant date. LTI awards are generally subject to continued service through the applicable vesting period.

(3b) PSUs awarded on March 1, 2022, become eligible to vest upon Committee certification of achievement, subject to satisfaction of external performance criteria for the three-year performance period. LTI awards are generally subject to continued service through the applicable vesting period. PSUs are capped at target if our TSR is negative. Amount presented assumes achievement at the 150% performance level.

(4a) RSUs awarded on March 1, 2023, vest at the rate of 33 1/3 percent each year over three years beginning on the first anniversary of the grant date. LTI awards are generally subject to continued service through the applicable vesting period.

(4b) PSUs awarded on March 1, 2023, become eligible to vest upon Committee certification of achievement, subject to satisfaction of external performance criteria for the three-year performance period. LTI awards are generally subject to continued service through the applicable vesting period. PSUs are capped at target if our TSR is negative. Amount presented assumes achievement at the 150% performance level.

(5a) RSUs awarded on February 28, 2024, vest at the rate of 33 1/3 percent each year over three years beginning on the first anniversary of the grant date. LTI awards are generally subject to continued service through the applicable vesting period.

(5b) PSUs awarded on February 28, 2024, become eligible to vest upon Committee certification of achievement, subject to satisfaction of external performance criteria for the three-year performance period. LTI awards are generally subject to continued service through the applicable vesting period. PSUs are capped at target if our TSR is negative. Amount presented assumes achievement at the 200% performance level.

(6) RSUs awarded to Mr. Carano on February 1, 2023, vest at the rate of 33 1/3 percent per year, subject to satisfaction of vesting criteria for the applicable year, with vesting dates of February 1, 2024, February 1, 2025, and February 1, 2026. LTI awards are generally subject to continued service through the applicable vesting period.

(7) RSUs awarded to Mr. McClenaghan on October 1, 2022, vest at the rate of 33 1/3 percent per year, subject to satisfaction of vesting criteria for the applicable year, with vesting dates of October 1, 2023, October 1, 2024, and October 1, 2025. LTI awards are generally subject to continued service through the applicable vesting period.

OPTION EXERCISES AND STOCK VESTED IN 2024

The following table sets forth options exercised and stock vested for each of our NEOs in 2024.

Name	Option Awards		Stock Awards	
	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)[1]
Eugene J. Lowe, III	378,449	38,613,411	66,168	7,382,250
Mark A. Carano	—	—	1,968	211,333
J. Randall Data	27,412	2,505,217	12,752	1,422,794
John W. Swann, III	25,917	2,149,966	11,586	1,292,673
Sean McClenaghan	—	—	3,821	572,944

(1) Value realized on exercise and value realized on vesting is based on the closing price of our common stock on the New York Stock Exchange on the date of exercise or vesting, as applicable. In connection with the vesting of stock awards, our NEOs surrendered shares to satisfy tax withholding requirements, which reduced the number of shares acquired and actual value they received upon vesting. The options exercised by Mr. Lowe in 2024 were scheduled to expire in 2025 if not exercised, and Mr. Lowe sold shares in connection with such option exercises solely to fund the exercise price and related income tax obligations.

NONQUALIFIED DEFERRED COMPENSATION

The following table sets forth information relating to the SPX Supplemental Retirement Savings Plan ("SRSP") for NEOs in 2024. Other members of senior-level management are also eligible to participate in the SRSP, a nonqualified deferred compensation plan that allows them to make pre-tax deferrals in excess of those permitted by the 401(k) Plan. Eligible executives may defer up to 50% of their base compensation (excluding annual bonuses) and up to 100% of their annual bonuses into the SRSP. Both base compensation and annual bonus deferral elections are made prior to the beginning of the year to which they relate.

A company match is made to the SRSP after the maximum company match has been made under the 401(k) Plan, and the deferrals and match are allocated to the fund(s) under the SRSP as selected by the participant.

In general, "eligible compensation" for purposes of the SRSP is the amount reported as wages on a participant's Form W-2, (1) increased by (a) amounts contributed by the participant to the 401(k) Plan and the SPX Flexible Spending Account Plans, and (b) vacation and holiday pay paid after termination of employment; and (2) decreased by (a) reimbursements or other expense allowances, (b) fringe benefits (cash and non-cash), (c) moving expenses, (d) welfare benefits (provided that short-term disability payments are included and long-term disability payments are excluded), (e) employer-provided automobiles, mileage reimbursements, and car allowances for which no documentation is required, taxable and non-taxable tuition reimbursements, the taxable value of physical examinations, and group term life insurance coverage in excess of $50,000, (f) pay in lieu of notice, (g) deferred compensation, (h) the value of restricted shares and other equity awards, and (i) severance pay paid after termination of employment.

All matching contributions into the SRSP are made in cash and invested according to the participant's elections. All participant and matching contributions vest immediately. There is no minimum holding period. The SRSP is unfunded and earnings are credited on account balances based on participant direction within the similar investment choices available in the 401(k) Plan. All returns in the SRSP and the 401(k) Plan are at market rates. In-service distributions are not allowed under the SRSP. All amounts deferred under the SRSP after 2009 will be paid in a lump-sum payment six months following termination of employment. Participants may elect to receive their pre-2009 accounts in a lump sum, annual installments (two to ten years), or monthly installments (up to 120 months) upon separation from service, on a date that is a specified number of months after retirement or separation from service, or on a specified date following separation from service (no later than attainment of age 70 1/2).

 

Name	Executive Contributions in Last FY ($)[1]	Registrant Contributions in Last FY ($)[2]	Aggregate Earnings in Last FY ($)[3]	Aggregate Withdrawals/ Distributions ($)	Aggregate Balance at Last FYE ($)
Eugene J. Lowe, III	150,619	135,557	555,047	—	2,937,008
Mark A. Carano	25,546	21,288	1,930	—	48,764
J. Randall Data	27,587	22,989	132,387	—	698,389
John W. Swann, III	54,417	45,347	145,910	—	1,408,111
Sean McClenaghan	—	—	—	—	—

(1)　Contributions to the SRSP consisted of deferrals from 2024 base salary and 2023 bonus payout.

Name	2024 Salary ($)	2023 Non-Equity Incentive Plan Compensation ($)
Eugene J. Lowe, III	44,067	106,552
Mark A. Carano	25,546	—
J. Randall Data	27,587	—
John W. Swann, III	29,217	25,200
Sean McClenaghan	—	—

(2)　Represents matching amounts contributed by SPX to the SRSP. These amounts have been included in the All Other Compensation column of the Summary Compensation Table.

(3)　Aggregate earnings under the SRSP are not above market and, accordingly, are not included in the Summary Compensation Table.

POTENTIAL PAYMENTS UPON TERMINATION OR CHANGE-IN-CONTROL

Our NEOs who are currently employees are covered by change-in-control agreements, severance agreements, and stock plan award agreements governing compensation in the event of a termination of employment or a change in control of our Company. In addition, we have entered into an employment agreement with Mr. Lowe in lieu of a severance agreement. The following tables set forth the expected benefits to be received by each current NEO in the event of their termination resulting from various scenarios, assuming a termination date of December 31, 2024 and a stock price of $145.52, our closing stock price on December 31, 2024. Assumptions and explanations of the numbers set forth in the tables below are set forth in the footnotes to, and in additional text following, the tables.

Eugene J. Lowe, III	(a) Voluntary Resignation or (b) Involuntary Termination for Cause ($)	Disability ($)	Death Pre-retirement ($)	Involuntary Without Cause/ Voluntary Resignation for Good Reason ($)	Termination Following Change in Control ($)
Salary	—	—	—	2,194,200 [1]	3,291,300 [2]
Bonus	—	2,277,000 [3]	2,277,000 [3]	4,554,000 [4]	6,831,000 [5]
Value of Accelerated Equity	—	20,861,363 [6]	20,861,363 [6]	8,957,037 [7]	20,861,363 [6]
All Other Compensation	134,615 [8]	134,615 [8]	134,615 [8]	308,741 [9]	370,804 [10]
Total	134,615	23,272,978	23,272,978	16,013,978	31,354,467

Mark A. Carano	(a) Voluntary Resignation or (b) Involuntary Termination for Cause ($)	Disability ($)	Death Pre-retirement ($)	Involuntary Without Cause/ Voluntary Resignation for Good Reason ($)	Termination Following Change in Control ($)
Salary	—	—	—	530,000 [11]	1,060,000 [1]
Bonus	—	700,000 [3]	700,000 [3]	700,000 [12]	1,400,000 [4]
Value of Accelerated Equity	—	3,011,384 [6]	3,011,384 [6]	53,827 [7]	3,011,384 [6]
All Other Compensation	52,044 [8]	52,044 [8]	52,044 [8]	109,548 [13]	132,052 [14]
Total	52,044	3,763,428	3,763,428	1,393,375	5,603,436

J. Randall Data	(a) Voluntary Resignation or (b) Involuntary Termination for Cause ($)	Disability ($)	Death Pre-retirement ($)	Involuntary Without Cause/ Voluntary Resignation for Good Reason ($)	Termination Following Change in Control ($)
Salary	—	—	—	571,850 [11]	1,143,700 [1]
Bonus	—	762,467 [3]	762,467 [3]	762,467 [12]	1,524,933 [4]
Value of Accelerated Equity	—	4,507,576 [6]	4,507,576 [6]	453,874 [7]	4,507,576 [6]
All Other Compensation	31,458 [8]	31,458 [8]	31,458 [8]	105,399 [13]	144,340 [14]
Total	31,458	5,301,501	5,301,501	1,893,590	7,320,549

John W. Swann, III	(a) Voluntary Resignation or (b) Involuntary Termination for Cause ($)	Disability ($)	Death Pre-retirement ($)	Involuntary Without Cause/ Voluntary Resignation for Good Reason ($)	Termination Following Change in Control ($)
Salary	—	—	—	605,640 [11]	1,211,280 [1]
Bonus	—	654,071 [3]	654,071 [3]	780,395 [12]	1,560,789 [4]
Value of Accelerated Equity	—	3,655,837 [6]	3,655,837 [6]	409,258 [7]	3,655,837 [6]
All Other Compensation	70,996 [8]	70,996 [8]	70,996 [8]	154,705 [13]	203,413 [14]
Total	70,996	4,380,904	4,380,904	1,949,998	6,631,319

Sean McClenaghan	(a) Voluntary Resignation or (b) Involuntary Termination for Cause ($)	Disability ($)	Death Pre-retirement ($)	Involuntary Without Cause/ Voluntary Resignation for Good Reason ($)	Termination Following Change in Control ($)
Salary	—	—	—	605,640 [11]	1,211,280 [1]
Bonus	—	792,207 [3]	792,207 [3]	792,207 [12]	1,584,415 [4]
Value of Accelerated Equity	—	3,501,808 [6]	3,501,808 [6]	757,837 [7]	3,501,808 [6]
All Other Compensation	4,860 [8]	4,860 [8]	4,860 [8]	74,119 [13]	108,379 [14]
Total	4,860	4,298,875	4,298,875	2,229,803	6,405,882

(1) Two times current base salary.

(2) Three times current base salary.

(3) Reflects annual bonus, which is equal to a pro-rated portion of the highest of actual bonus for year preceding termination or current-year target bonus.

(4) Two times annual bonus, which is equal to the highest of actual bonus for year preceding termination or current-year target bonus plus the amount, if any, that the bonus that would have been paid to the executive for the bonus plan year in which such termination of employment occurs, based on the performance level actually attained, exceeds the amount payable under the highest of prior actual or current target bonus.

(5) Three times annual bonus, which is equal to the highest of actual bonus for year preceding termination or current year target bonus plus the amount, if any, that the bonus that would have been paid to the executive for the bonus plan year in which such termination of employment occurs, based on the performance level actually attained, exceeds the amount payable under the highest of prior actual or current target bonus.

(6) Represents the accelerated vesting of all unvested PSUs (at assumed target performance level), RSUs, and Options.

(7) Represents the accelerated vesting of all unvested PSUs (at assumed target performance level), RSUs, and Options, which would have otherwise vested within two years of termination for Mr. Lowe and within one year for Mr. Carano, Mr. Data, Mr. Swann, and Mr. McClenaghan.

(8) Other compensation includes a payout, in lieu of unused vacation accrued through December 2024, as a result of a change in paid time-off policies affecting all relevant employees, which change was adopted in December 2022.

(9) Sum of other compensation for Mr. Lowe includes:
- Payout in lieu of unused vacation accrued through December 2024 as a result of a change in paid time-off policies affecting all relevant employees, which change was adopted in December 2022.
- Maximum outplacement benefit for involuntary termination of $50,000.
- The Company will reimburse premiums paid over benefit continuation period. Value shown represents group term life imputed income in year preceding termination.
- The Company cost of health and welfare benefit continuation for 2 years.
- The value of perquisites (annual physical, financial planning, and tax preparation) on the same basis as the executive was receiving in the year preceding termination for 2 years.

(10) Sum of other compensation for Mr. Lowe includes:
- Payout in lieu of unused vacation accrued through December 2024 as a result of a change in paid time-off policies affecting all relevant employees, which change was adopted in December 2022.
- Maximum outplacement benefit for involuntary termination of $50,000.
- The Company will reimburse premiums paid over benefit continuation period. Value shown represents group term life imputed income in year preceding termination.
- The full cost of health and welfare and vision benefit continuation for 3 years.
- The value of perquisites (annual physical, financial planning, and tax preparation) on the same basis as the executive was receiving in the year preceding termination for 3 years.

(11) One times current base salary.

(12) One times annual bonus, which is equal to the highest of actual bonus for year preceding termination or current year target bonus plus the amount, if any, that the bonus that would have been paid to the executive for the bonus plan year in which such termination of employment occurs, based on the performance level actually attained, exceeds the amount payable under the highest of prior actual or current target bonus.

(13) Sum of other compensation for Mr. Carano, Mr. Data, Mr. Swann, and Mr. McClenaghan includes:

- Payout in lieu of unused vacation accrued through December 2024 as a result of a change in paid time-off policies affecting all relevant employees, which change was adopted in December 2022.
- Maximum outplacement benefit for involuntary termination of $35,000.
- The Company will reimburse premiums paid over benefit continuation period. Value shown represents group term life imputed income in year preceding termination.
- The Company cost of health and welfare benefit continuation for 1 year.
- The value of perquisites (annual physical, financial planning, and tax preparation) on the same basis as the executive was receiving in the year preceding termination for 1 year.

(14) Sum of other compensation for Mr. Carano, Mr. Data, Mr. Swann, and Mr. McClenaghan includes:

- Payout in lieu of unused vacation accrued through December 2024 as a result of a change in paid time-off policies affecting all relevant employees, which change was adopted in December 2022.
- Maximum outplacement benefit for involuntary termination of $35,000.
- The Company will reimburse premiums paid over benefit continuation period. Value shown represents group term life imputed income in year preceding termination.
- The full cost of health and welfare and vision benefit continuation for 2 years.
- The value of perquisites (annual physical, financial planning, and tax preparation) on the same basis as the executive was receiving in the year preceding termination for 2 years.

CEO Pay Ratio

SEC rules require that we present a ratio of the total compensation of our CEO for 2024 to the total compensation received for 2024 by an identified median-compensated employee. These rules do not prescribe a particular method for identifying the median-compensated employee and permit companies to use reasonable methods for determining the median-compensated employee for the basis of presenting this ratio.

The 2024 annual total compensation for the identified median-compensated employee was $65,381 and the annual total compensation of our CEO was $9,305,169. Based on this information, for 2024 the ratio of the annual total compensation of our CEO to that of the identified median-compensated employee was 142.3 to 1.

To identify the median-compensated employee in 2024, we conducted a full analysis of our total employee population as of December 31, 2024, without the use of statistical sampling. We determined our median-compensated employee using "total compensation" paid during the full year 2024. "Total compensation" for this purpose consisted of gross wages which included base wages, overtime, shift differential, incentives, paid time off, and perquisites, as applicable. We did not annualize gross wages for employees who were not employed for the full year in 2024. For those employees located outside of the US, currencies were converted to US Dollars using the posted Bloomberg market rates as of December 31, 2024. In determining the pay ratio for 2024, we calculated the total compensation of the median-compensated employee using the same method used in calculating the total compensation of our CEO, as reported in the "Summary Compensation Table" on page 37.

This pay ratio is a reasonable estimate calculated in a manner consistent with the applicable SEC rules using the data and method summarized above. As noted above, SEC rules for identifying the median-compensated employee allow companies to adopt a variety of methods to apply certain exclusions, and to make reasonable estimates and assumptions that reflect their compensation practices. As such, the median employee compensation amount and CEO pay ratio reported by other companies may not be comparable to the amount and ratio reported above.

 

Pay Versus Performance

In accordance with rules adopted by the SEC pursuant to the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, we provide the following disclosure regarding executive "Compensation Actually Paid" calculated in a manner prescribed by applicable SEC Rules and certain Company performance for the fiscal years listed below. As identified in the footnotes to the table, the determination of Compensation Actually Paid includes adjustments to reflect, among other things, period-to-period changes in the value of unvested equity awards. Accordingly, such amounts do not reflect the value of compensation actually delivered to, or received by, our executive officers in the period reported in the table, as the amount of actual compensation received by any executive officers depends on whether the executive officer satisfies the conditions for vesting of any such award, the extent to which performance conditions for performance-based awards are satisfied, and the value of our common stock on the date such awards vest (or, with respect to options, on the date that vested options are exercised). You should refer to "Compensation Discussion and Analysis" for a complete description of how executive compensation relates to Company performance and how the Compensation Committee makes its decisions.

Year (a)	Summary Compensation Table Total for PEO[1] (b)	Compensation Actually Paid to PEO[2][3] (c)	Average Summary Compensation Table Total for Non-PEO NEOs[3] (d)	Average Compensation Actually Paid to Non-PEO NEOs[2][3][4] (e)	Value of Initial Fixed $100 Investment Based On:		Net Income (in millions) (h)	Adj. EBITDA (in millions)[6] (i)
					SPX Technologies, Inc. (f)	S&P 1500 Industrials (Sector)[5] (g)		
2024	$9,305,169	$20,667,725	$2,571,736	$4,500,331	$286	$180	$201	$404
2023	$7,658,614	$17,411,369	$1,831,612	$2,960,366	$199	$154	$90	$291
2022	$6,584,075	$9,382,695	$1,455,245	$1,358,069	$129	$128	$—	$212
2021	$6,517,485	$6,074,728	$1,808,368	$1,622,435	$117	$136	$425	$164
2020	$6,117,525	$6,888,767	$1,530,729	$1,680,617	$107	$112	$99	$144

(1) The dollar amounts reflect the total compensation reported for our CEO in the Summary Compensation Table for fiscal years 2024, 2023, 2022, 2021, and 2020. Eugene Lowe served as CEO for each of the years presented.

(2) Deductions from, and additions to, total compensation in the Summary Compensation Table by year to calculate Compensation Actually Paid include:

	2024	
	PEO	**Average Non-PEO NEOs**
Total Compensation from Summary Compensation Table	$9,305,169	$2,571,736
Adjustments for Pension		
Adjustment for Summary Compensation Table Pension	$0	$0
Amount added for current year service cost	$0	$0
Amount added for prior service cost impacting current year	$0	$0
Total Adjustments for Pension	$0	$0
Adjustments for Equity Awards		
Adjustment for grant date values in the Summary Compensation Table	$(5,829,506)	$(1,226,069)
Year-end fair value of unvested awards granted in the current year	$8,200,615	$1,724,762
Year-over-year difference of year-end fair values for unvested awards granted in prior years	$7,779,544	$1,169,362
Fair values at vest date for awards granted and vested in current year	$0	$0
Difference in fair values between prior year-end fair values and vest date fair values for awards granted in prior years	$1,211,903	$260,541
Forfeitures during current year equal to prior year-end fair value	$0	$0
Dividends or dividend equivalents not otherwise included in the total compensation	$0	$0
Total Adjustments for Equity Awards	$11,362,556	$1,928,596
Compensation Actually Paid (as calculated)	$20,667,725	$4,500,331

(3)   Equity valuations assumptions for calculating Compensation Actually Paid are not materially different from grant date valuation assumptions.

(4)   Non-CEO NEOs reflect the average Summary Compensation Table total compensation and average Compensation Actually Paid for the following executives by year

- 2024: Mark Carano, Randall Data, John Swann, Sean McClenaghan
- 2023: Michael Reilly, Randall Data, John Swann, Sean McClenaghan, Mark Carano
- 2022: Michael Reilly, Randall Data, John Swann, Sean McClenaghan, James Harris
- 2021: Randall Data, John Swann, James Harris, Brian Mason, John Nurkin
- 2020: Randall Data, John Swann, James Harris, Brian Mason, Scott Sproule

(5)   The peer group comprises the component companies of the S&P 1500 Industrials Index.

(6)   We replaced the Adjusted Operating Income metric in the Executive Bonus Program with Adjusted EBITDA, beginning in 2024. As such, we have changed our most important performance measure used to link compensation actually paid to NEOs to company performance. For 2020, Adjusted EBITDA excludes businesses recorded as discontinued operations. Please refer to Appendix A in this proxy statement for a reconciliation of non-GAAP Adjusted EBITDA.

TABULAR LIST OF FINANCIAL PERFORMANCE MEASURES

In our assessment, the most important financial performance measures used to link Compensation Actually Paid of our NEOs in 2024 to our performance were:

- adjusted EBITDA,
- adjusted free cash flow,
- revenue, and
- relative total shareholder return.

PAY VERSUS PERFORMANCE: GRAPHICAL DESCRIPTION

The illustrations below provide a graphical description of Compensation Actually Paid and the following measures:

- the Company's cumulative TSR and the Peer Group's cumulative TSR;
- the Company's net income; and
- the Company selected measure, which for SPX is adjusted EBITDA.

 



Compensation Actually Paid and Cumulative TSR / Cumulative TSR of Peer
PEO and Avg. Other NEO CAP vs. SPX and Peer TSR



Compensation Actually Paid and Net Income
PEO and Avg. Other NEO CAP vs. Net Income



Compensation Actually Paid and Adjusted EBITDA
PEO and Avg. Other NEO CAP vs. Adj. EBITDA

Equity Compensation Plan Information

The following table provides information, as of December 31, 2024, about SPX common stock that may be issued upon the exercise of options and rights under all our existing equity compensation plans, each of which was approved by our stockholders. This plan includes the 2019 Stock Compensation.

Plan Category	Number of Securities to Be Issued Upon Exercise of Outstanding Options, Warrants, and Rights (a)[1]	Weighted-Average Exercise Price of Outstanding Options, Warrants, and Rights (b)[2]	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (a))
Equity Compensation Plans Approved By Stockholders	1,382,436	43.92	3,409,288
Total	1,382,436	43.92	3,409,288

(1)   Comprised of 786,700 shares issuable upon the exercise of outstanding Options and 595,736 shares issuable pursuant to RSUs and PSUs (at maximum performance levels).

(2)   Excludes RSUs and PSUs.

PROPOSAL 2: APPROVAL OF NAMED EXECUTIVE OFFICERS' COMPENSATION, ON A NON-BINDING ADVISORY BASIS ("SAY-ON-PAY")

We are asking our stockholders to cast an advisory vote at our Annual Meeting to approve the compensation of our NEOs, as disclosed in this Proxy Statement.

Although the vote is non-binding, the Committee and the Board value your opinion and will consider the outcome of the vote in revising our compensation philosophy and making future compensation decisions.

We intend to seek approval of our executive compensation on an annual basis.

WHY YOU SHOULD APPROVE OUR NEO COMPENSATION

During 2024, we continued to focus on our commitment to having an executive compensation program that is aligned with stockholder interests and our goal of sustaining our meaningful pay-for-performance culture.

Our executive compensation and executive compensation program are more fully described in the "Compensation Discussion and Analysis," beginning on page 24, and in the "Summary Compensation Table" and subsequent tables, beginning on page 37.

OVERVIEW
Key Components of Our Compensation Program

Base Salary
We target base salary for NEOs in line with the market median and our peer companies for established performers.

Change in Control Provisions
We have double trigger provisions in the event of a change in control.

Annual Incentive
We focus annual bonus pay based on adjusted EBITDA, cash flow, and revenue goals.

No Pledging or Hedging
We do not permit officer or director hedging or pledging of our common stock.

Long-term Incentives
We target long-term pay based 50% performance stock units, 25% on stock options, and 25% on restricted stock units.

Benefits and Perquisites
We have no NEO participation in defined benefit pension plans or retiree medical benefits.



YOUR BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE **"FOR"** THE APPROVAL OF THE NAMED EXECUTIVE OFFICERS' COMPENSATION, ON A NON-BINDING ADVISORY BASIS ("SAY-ON-PAY")

AUDIT MATTERS

Audit Committee Report

The Audit Committee of the SPX Board of Directors consists of five directors. Each Audit Committee member is independent, as defined under SEC rules and the listing standards of the NYSE. The Audit Committee reviews SPX's financial reporting process on behalf of the Board and is responsible for ensuring the integrity of the financial information reported by SPX.

Management is responsible for SPX's financial reporting process, including its systems of internal and disclosure controls, and for the preparation of consolidated financial statements in accordance with accounting principles generally accepted in the United States ("US GAAP"). SPX's independent registered public accounting firm, which is appointed by the Audit Committee, is responsible for auditing those financial statements. The Audit Committee's responsibility is to monitor and review these processes. The Audit Committee has relied, without independent verification, on management's representation that the financial statements have been prepared with integrity and objectivity and in conformity with US GAAP and on the representations of the independent registered public accounting firm included in the firm's report on SPX's financial statements.

In this context, the Audit Committee has met and held discussions with management and Deloitte & Touche LLP ("Deloitte"), SPX's independent registered public accounting firm since 2002. Management represented to the Audit Committee that SPX's consolidated financial statements were prepared in accordance with US GAAP, and the Audit Committee has reviewed and discussed the consolidated financial statements with management and the independent registered public accounting firm. The Audit Committee discussed with the independent registered public accounting firm matters required to be discussed by the Standards of the Public Company Accounting Oversight Board ("PCAOB") for communication with audit committees, under which Deloitte must provide us with additional information regarding the scope and results of its audit of SPX's consolidated financial statements.

In addition, we have discussed with Deloitte its independence from SPX and SPX management, including matters in the written disclosures required by PCAOB Rule 3526, Communication with Audit Committees Concerning Independence.

The Audit Committee discussed with SPX's internal auditors and independent registered public accounting firm the overall scope and plans for its respective audits. The Audit Committee met with the independent registered public accounting firm, with and without management present, to discuss the results of its examinations, the evaluations of SPX's internal controls, and the overall quality of SPX's financial reporting.

In reliance on the reviews and discussions referred to above, the Audit Committee recommended to the Board, and the Board has approved, that the audited consolidated financial statements be included in SPX's Annual Report on Form 10-K for the year ended December 31, 2024, filed with the SEC.

Audit Committee,

Meenal A. Sethna, Chair
Ricky D. Puckett
Robert B. Toth
Tana L. Utley
Angel Shelton Willis

 

Other Audit Information

AUDIT AND NON-AUDIT FEE TABLE

During fiscal years 2024 and 2023, we retained our principal independent registered public accounting firm, Deloitte, to perform services in the following categories and amounts:

	2024 ($)	2023 ($)
Audit Fees[1]	3,206,000	3,282,000
Audit-Related Fees[2]	1,000	47,000
Tax Fees[3]	190,000	93,000
All Other Fees	—	—

(1)   Fees for audit services billed or expected to be billed relate to (a) audit of our annual financial statements and effectiveness of internal controls over financial reporting; (b) reviews of our quarterly financial statements; (c) statutory and regulatory audits; (d) audit of balance sheets and activities of acquired businesses; (e) other technical accounting assistance; and (f) consents, and other services related to SEC matters.

(2)   Fees for audit-related services include attest or audit services that are not required.

(3)   Fees for tax services relate to tax compliance and preparation, including the preparation of original and amended tax returns, claims for refunds, and tax payment planning.

PRE-APPROVAL BY AUDIT COMMITTEE

Our Audit Committee has adopted a policy that requires all audit and non-audit services performed by Deloitte to be pre-approved. The Audit Committee annually approves the fees and expenses for audit services performed by Deloitte, as well as for any regularly recurring non-audit services of the type covered by our annual engagement of Deloitte. In addition, our pre-approval policy requires pre-approval by the Chair of the Audit Committee of fees and expenses for other non-audit services that may arise during the year. The policy requires the Chair to report any non-audit services that the Chair has pre-approved to the Audit Committee at each regularly scheduled meeting of the Audit Committee. In no event may Deloitte perform any of the following services for us: (1) bookkeeping or other services related to our accounting records or financial statements; (2) financial information systems design and implementation; (3) appraisal or valuation services, fairness opinions, or contribution-in-kind reports; (4) actuarial services; (5) internal audit outsourcing services; (6) management functions or human resources services; (7) broker-dealer, investment advisor, or investment banking services; (8) legal services; or (9) expert services. The Audit Committee regularly considers whether specific projects or expenditures could potentially affect Deloitte's independence.

PROPOSAL 3: RATIFICATION OF APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Deloitte has been our independent registered public accounting firm since 2002. The Audit Committee has engaged Deloitte to perform reviews, in accordance with the Standards of the Public Company Accounting Oversight Board, of our financial statements to be filed on Form 10-Q in 2025. Consistent with past practice, on December 6, 2024, the Audit Committee approved the engagement of Deloitte to perform the audit of the financial statements and internal controls over financial reporting included in SPX's Annual Report on Form 10-K for the fiscal year ending December 31, 2025. Representatives of Deloitte will be present at the Annual Meeting and will have the opportunity to make a statement if they so desire and to respond to appropriate questions.

Although we are not required to do so, we believe that it is appropriate for us to request stockholder ratification of the appointment of Deloitte as our independent registered public accounting firm. If stockholders do not ratify the appointment, the Audit Committee will investigate the reasons for the stockholders' rejection and reconsider the appointment.

 YOUR BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE **"FOR"** RATIFICATION OF THE APPOINTMENT OF DELOITTE & TOUCHE LLP AS OUR INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR 2025.

QUESTIONS AND ANSWERS

Proxy Materials

Why am I receiving these materials?

We are mailing or making these materials available to you because we are soliciting your proxy to vote your shares in connection with our Annual Meeting, scheduled to take place on May 13, 2025, or at any adjournments or postponements of this meeting. We are first mailing or making available to stockholders this Proxy Statement, our Annual Report to Stockholders for the year ended December 31, 2024, and related materials on or about April 1, 2025.

Why did I receive a one-page notice of internet availability of proxy materials rather than a full set of proxy materials?

SEC rules allow companies to provide stockholders access to Proxy Materials over the internet rather than mailing the materials to stockholders. Accordingly, to conserve natural resources and reduce costs, we are sending many of our stockholders a Notice of Internet Availability of Proxy Materials. The Notice provides instructions for accessing the Proxy Materials on the website referred to in the Notice or for requesting printed copies of the Proxy Materials. The Notice also provides instructions for requesting the delivery of the Proxy Materials for future Annual Meetings in printed form.

Are the proxy materials available electronically?

Our Proxy Statement and our 2024 Annual Report to Stockholders are available on our website (www.spx.com) under the heading "Investor Relations—Financial Information—Annual Reports." Additionally, and in accordance with SEC rules, you may access our Proxy Statement at www.envisionreports.com/SPXC (for stockholders of record) or www.edocumentview.com/SPXC (for all other stockholders), which do not have "cookies" that identify visitors to the sites.

Annual Meeting

What is the purpose of this meeting?

This is the Annual Meeting of the Company's stockholders. At the meeting, we will be voting on:

- The election of the three nominees named in this Proxy Statement to serve as directors until our 2027 Annual Meeting;
- The approval of our named executive officers' compensation, on a non-binding advisory basis;
- The ratification of our Audit Committee's appointment of our independent registered public accounting firm for 2025; and
- Any other business properly brought before the meeting.

How does the Board recommend that I vote?

Proposal 1:   FOR the election of each of Mr. Lowe, Mr. O'Leary, and Mr. Roberts.

Proposal 2:   FOR the approval of our named executive officers' compensation.

Proposal 3:   FOR the ratification of our Audit Committee's appointment of our independent registered public accounting firm for 2025.

How can I attend the Annual Meeting?

The Annual Meeting will be a completely virtual meeting of stockholders, which will be conducted exclusively in a virtual format via a live webcast. You are entitled to participate in the Annual Meeting only if you were a stockholder of the Company as of the close of business on March 17, 2025, or if you hold a valid proxy for the Annual Meeting. No physical meeting will be held.

You will be able to attend the Annual Meeting online and submit your questions during the meeting by visiting meetnow.global/MR5TU2F. You also will be able to vote your shares online by attending the Annual Meeting virtually.

To participate in the Annual Meeting, you will need to review the information included on your Notice, or proxy card.

If you hold your shares through an intermediary, such as a bank or broker, you must register in advance using the instructions below.

The online meeting will begin promptly at 8.00 a.m. (Eastern Time). We encourage you to access the meeting prior to the start time leaving ample time for the check in. Please follow the registration instructions as outlined in this proxy statement.

No recording of the Annual Meeting is allowed, including audio and video recording.

How do I register to attend the Annual Meeting virtually?

If you are a registered stockholder (i.e., you hold your shares through our transfer agent, Computershare), you do not need to register to attend the Annual Meeting virtually. Please follow the instructions on the Notice of Internet Availability of Proxy Materials or proxy card that you received.

If you hold your shares through an intermediary, such as a bank or broker, you must register in advance to attend the Annual Meeting virtually. To register to attend the Annual Meeting, you must submit proof of your proxy power (legal proxy) reflecting your SPX Technologies, Inc. holdings along with your name and email address to Computershare. Requests for registration must be labeled as "Legal Proxy" and be received no later than 5:00 p.m. (Eastern Time) on May 8, 2025. You will receive a confirmation of your registration by email after we receive your registration materials.

Requests for registration should be directed to us at the following:

By email
Forward the email from your broker, or attach an image of your legal proxy, to legalproxy@computershare.com

By mail
Computershare
SPX Technologies, Inc. Legal Proxy
P.O. Box 43001
Providence, RI 02940-3001

Upon receipt of your confirmation of registration to participate in the meeting from Computershare go to meetnow.global/MR5TU2F and enter your control number to log into the meeting.

How do I vote or ask a question during the meeting?

When you log onto the meeting website (meetnow.global/MR5TU2F) you will see Vote and Q&A icons to vote and ask questions during the meeting.

We will endeavor to answer as many questions submitted by stockholders as time permits. We reserve the right to edit inappropriate language and to exclude questions regarding topics that are not pertinent to meeting matters or company business. If we receive substantially similar questions, we may group such questions together and provide a single response to avoid repetition.

What if I have trouble accessing the Annual Meeting virtually?

The virtual meeting platform is fully supported across browsers (MS Edge, Firefox, Chrome and Safari) and devices (desktops, laptops, tablets and cell phones) running the most up-to-date version of applicable software and plugins. Note: Internet Explorer is not a supported browser. Participants should ensure that they have a strong WiFi connection wherever they intend to participate in the meeting. We encourage you to access the meeting prior to the start time. For further assistance should you need it you may call 1-888-724-2416.

In the event of technical difficulties with the Annual Meeting, we expect that an announcement will be made on meetnow.global/MR5TU2F. If necessary, the announcement will provide updated information regarding the date, time, and location of the Annual Meeting. Any updated information regarding the Annual Meeting will also be posted on our website at www.spx.com.

 

Voting and Quorum

What is a proxy?

Our Board of Directors is asking for your proxy, which is a legal designation of another person to vote the shares you own. We have designated two officers of the Company, Eugene J. Lowe, III and Mark A. Carano, to vote your shares at the meeting in the way you instruct and, with regard to any other business that may properly come before the meeting, as they think best.

Who is entitled to vote?

Stockholders at the close of business on March 17, 2025 (the record date), are entitled to vote. On that date there were 46,778,784 shares of SPX common stock outstanding.

How many votes do I have?

Each share of SPX common stock that you own entitles you to one vote.

How do I vote if I do not attend the Annual Meeting?

If your shares are held in your name as a stockholder of record, then you may vote your shares before the meeting over the internet by following the instructions on the Notice of Internet Availability of Proxy Materials or proxy card you received for that account.

If your shares are held through a broker, bank, trustee, or other holder of record, then you may vote your shares before the meeting over the internet by following the instructions on the Notice of Internet Availability of Proxy Materials or proxy card you received or, if you received a voting instruction form from your brokerage firm, bank, trustee, or other similar entity by mail, then by completing, signing, and returning the form you received. You should check your voting instruction form to see if telephone or internet voting is available to you.

If you received more than one Notice of Internet Availability of Proxy Materials or proxy card, then this means you hold shares of our common stock in more than one account. You should complete, sign, date, and return each proxy card or vote all shares over the internet or by telephone for each of your accounts. If you vote over the internet or by telephone, then you should not mail back the related proxy card.

Can I vote during the Annual Meeting?

Yes. If you were a stockholder on the record date, then you can vote your shares of common stock during the Annual Meeting. If your shares are held through a broker, bank, trustee, or other holder of record, then you may vote your shares only if you have a legal proxy from the entity that holds your shares giving you the right to vote the shares. A legal proxy is a written document from your brokerage firm, bank, trustee, or other holder of record authorizing you to vote the shares it holds for you in its name. Please refer to "How do I register to attend the Annual Meeting virtually?" section above for further instructions.

Even if you currently plan to attend the meeting, we recommend that you also vote by proxy as described above so that your vote will be counted if you later decide not to attend the meeting.

May I revoke my proxy?

You may revoke your proxy in one of four ways at any time before it is exercised:

• Notify our Corporate Secretary in writing before the Annual Meeting that you are revoking your proxy;
• Submit another proxy with a later date;
• Vote by telephone or internet after you have given your proxy; or
• Vote at the Annual Meeting.

What constitutes a quorum?

The presence, directly or by proxy, of the holders of one-third of the total number of shares of SPX stock issued and outstanding and entitled to vote at the Annual Meeting constitutes a quorum. You will be considered part of the quorum if you return a signed and dated proxy card, if you vote by telephone or internet, or if you attend the Annual Meeting.

Abstentions are counted as "shares present" at the Annual Meeting for purposes of determining whether a quorum exists. Proxies submitted by brokers, banks, trustees, or other holders of record holding shares for you as a beneficial owner that do not indicate a vote for some of or all of the proposals because that holder does not have voting authority and has not received voting instructions from you (so-called "broker non-votes") are also considered "shares present" for purposes of determining whether a quorum exists. Brokers are permitted to vote your shares on the ratification of the appointment of our independent public accountants, even if they do not receive voting instructions from you.

What vote is required to approve each proposal?

Proposal	Vote Required	Broker Discretionary Voting Allowed
Election of Directors	Majority of votes cast	No
Approval of Named Executive Officers' Compensation, on a Non-binding Advisory Basis	Majority of votes cast	No
Ratification of Appointment of Independent Registered Public Accounting Firm	Majority of shares present or represented by proxy and entitled to vote	Yes
Other Proposals	Majority of shares present or represented by proxy and entitled to vote	No

A majority of votes cast means that the number of shares voted for a director or proposal must exceed the number of shares voted against that director or proposal.

As of the record date for the Annual Meeting, the only class of our shares outstanding that are entitled to vote in the election of directors is SPX common stock.

What is the impact of abstentions or broker non-votes?

An abstention is not considered as a share voted and will not impact the election of directors or the non-binding advisory vote to approve our named executive officers' compensation. Because an abstention is considered a share present or represented by proxy and entitled to vote, as one less vote for approval it will have the effect of a vote against the ratification of our independent public accountants and any other proposals that may be brought before the Annual Meeting.

A "broker non-vote" occurs when a broker, trustee, bank, or other nominee that holds shares on your behalf does not receive instructions from you on how to vote such shares and does not otherwise have discretion to vote because the matter is not considered routine. A broker non-vote is not considered as a share voted or entitled to vote and will not impact the vote on the election of directors, the non-binding advisory vote to approve our named executive officers' compensation and any other proposals that may be brought before the Annual Meeting.

> **The NYSE does not consider the election of directors or matters relating to compensation to be routine. Unless the broker has received instructions from you, any broker holding shares for you will not have the ability to cast votes with respect to the election of directors or the approval of our named executive officers' compensation. It is important, therefore, that you provide instructions to your broker if your shares are held by a broker so that your vote with respect to these matters is counted.**

How does discretionary voting authority apply?

If you sign, date, and return your proxy card, then your vote will be cast as you direct. If your proxy card does not indicate how you want to vote, then you give authority to Eugene J. Lowe, III and Mark A. Carano to vote on the items discussed in these proxy materials and any other matter properly brought at the Annual Meeting. In such a case, your vote will be cast:

- FOR the election of the director nominees;

- FOR the approval of our named executive officers' compensation;

- FOR the ratification of the appointment of Deloitte & Touche LLP as our independent registered public accounting firm for 2025; and

- FOR or AGAINST any other properly raised matters at the discretion of Eugene J. Lowe, III and Mark A. Carano.

Who pays to prepare, mail, and solicit the proxies?

We will pay all the costs of preparing, mailing, and soliciting the proxies. We will ask brokers, banks, trustees, and other nominees and fiduciaries to forward the Proxy Materials to the beneficial owners of SPX common stock and to obtain the authority to execute proxies. We will reimburse them for their reasonable expenses upon request. In addition to mailing Proxy Materials, our directors, officers, and employees may solicit proxies in person, by telephone, or otherwise. These individuals will not be specially compensated. We have retained Georgeson, LLC, a Computershare company, to assist us with inquiries of brokerage houses and other custodians and nominees whether other persons are beneficial owners of SPX common stock. We will supply them with additional copies of the Proxy Materials for distribution to the beneficial owners. We will pay Georgeson, LLC an estimated fee of $2,150 plus reasonable out-of-pocket expenses. We have not retained a proxy solicitor for this Annual Meeting to assist us in soliciting your proxy; however, as proxy returns are counted, we may determine it is necessary to retain a proxy solicitor, in which case we will pay an estimated fee of $12,500 plus reasonable out-of-pocket expenses.

Communications and Stockholder Proposals

How do I submit a stockholder proposal?

To bring a proposal other than the nomination of a director before an annual meeting, your notice of proposal must comply with the requirements of our By-laws and include any other information regarding you or any beneficial owner that would be required under the SEC's proxy rules and regulations.

For a proposal to be included in our Proxy Statement for the 2026 Annual Meeting, you must submit it no later than December 2, 2025. Your proposal must be in writing and comply with the proxy rules of the SEC. You should send your proposal to our Corporate Secretary at our address on the cover of this Proxy Statement.

You also may submit a proposal that you do not want included in the Proxy Statement, but that you want to raise at the 2026 Annual Meeting. We must receive this type of proposal in writing on or after December 14, 2025, but no later than January 13, 2026.

How do I submit a director nominee?

If you wish to submit a nominee for director for the 2026 Annual Meeting, our Corporate Secretary must receive written notice of your intended nomination on or after December 14, 2025, but no later than January 13, 2026. You should send your nomination to our Corporate Secretary at our address on the cover of this Proxy Statement.

For a nomination to be properly brought before an annual meeting, your notice of nomination must comply with the requirements of our By-Laws. In addition, any director nominee must provide information we may reasonably request in order for us to determine the eligibility of such nominee to serve as an independent director.

You may also make recommendations for director nominees to the Governance & Sustainability Committee. Director nominations made to the Governance & Sustainability Committee are more fully described in the "Director Nominees and Qualifications" section, beginning on page 6.

APPENDIX A – RECONCILIATION OF GAAP TO NON-GAAP FINANCIAL MEASURES

The accompanying Proxy Statement includes presentations of adjusted revenue, adjusted free cash flow, and adjusted EBITDA for annual incentive purposes, which are not amounts presented in accordance with accounting principles generally accepted in the United States ("GAAP"). These non-GAAP financial measures exclude certain non-cash items and acquisition and strategic/transformation related costs, among other items. The operating results of Ingénia Technologies Inc. ("Ingénia"), foreign currency impacts, annual incentive expense, and certain other non-recurring items have been excluded from the annual incentive targets and the results for annual incentive purposes in 2024. This appendix to the Proxy Statement includes reconciliations of these non-GAAP financial measures with the most comparable measures determined in accordance with GAAP and other important information regarding non-GAAP financial measures.

These non-GAAP financial measures do not provide investors with an accurate measure of, and should not be used as a substitute for, the comparable GAAP financial measures. Certain of these non-GAAP financial measures are applied as the measures of performance evaluated under the Company's annual short-term incentive plan. The Company believes the presented non-GAAP financial measures, when read in conjunction with the comparable GAAP financial measures, give investors a useful tool to assess and understand the Company's overall financial performance, because they exclude items of income or expense that the Company believes are not reflective of its ongoing operating performance, allowing for a better period-to-period comparison of operations of the Company. Additionally, the Company's management uses these non-GAAP financial measures as measures of the Company's performance. The Company acknowledges that there are many items that impact a company's reported results and the adjustments reflected in these non-GAAP measures are not intended to present all items that may have impacted these results. In addition, these non-GAAP measures are not necessarily comparable to similarly titled measures used by other companies.

The adjusted revenue, adjusted EBITDA, and adjusted free cash flow targets for annual incentive compensation purposes are determined at the beginning of the year based on currency exchange rates at such time. As such, the impacts of changes in currency exchange rates during the year are excluded in determining adjusted revenue, adjusted EBITDA, and adjusted free cash flow for annual incentive compensation purposes.

Ingénia was acquired in February 2024 and, thus, its revenue, results of operations, and operating cash flow were not included in the annual incentive compensation targets that were determined at the beginning of the year. In accordance with SPX's annual short-term incentive plan, the actual revenue, results of operations, and operating cash flow for Ingénia during the period February 2024 (time of acquisition) to December 2024 were excluded.

Adjusted Revenue

SPX TECHNOLOGIES, INC. AND SUBSIDIARIES NON-GAAP RECONCILIATION - ADJUSTED REVENUE (Unaudited; in millions)	
	2024
Consolidated revenue	$ 1,983.9
Exclude currency impacts and aggregate revenue for recent acquisitions	67.8
Adjusted revenue for annual incentive purposes	**$ 1,916.1**

Adjusted Free Cash Flow

SPX TECHNOLOGIES, INC. AND SUBSIDIARIES NON-GAAP RECONCILIATION - ADJUSTED FREE CASH FLOW (Unaudited; in millions)	
	2024
Net operating cash flows from continuing operations	$ 313.1
Less: Capital expenditures	38.0
Free cash flow from continuing operations	275.1
Exclude:	
Acquisition-related and other costs[1]	(8.7)
Income tax payments[2]	(43.5)
Other, net[3]	(64.7)
Adjusted free cash flow for annual incentive purposes	$ **392.0**

(1)   Adjustment aligns with the adjustments in the GAAP to Adjusted EBITDA reconciliation.

(2)   Income tax refunds/payments are excluded from adjusted free cash flow targets and results for annual incentive purposes.

(3)   In addition to the items noted in (1) and (2) above, adjusted free cash flow targets and results for annual incentive purposes exclude the cash flows generated by Ingénia, acquisition-related interest payments, and legacy liability payments (environmental and pension).

Adjusted EBITDA

SPX TECHNOLOGIES, INC. AND SUBSIDIARIES NON-GAAP RECONCILIATION - ADJUSTED EBITDA (Unaudited; in millions)	
	2024
Net Income	$ 200.5
Exclude:	
Income tax provision	(53.6)
Interest expense, net	(43.6)
Amortization expense[1]	(64.9)
Depreciation expense	(26.7)
Loss from discontinued operations, net of tax	(1.3)
EBITDA	**390.6**
Exclude:	
Acquisition-related and other costs[2]	(12.2)
Special charges, net[3]	(1.3)
Other operating expense, net[4]	(8.4)
Non-service pension and postretirement losses	(7.6)
Fair value adjustments on an equity security	(4.2)
Gain on sale of a building	3.3
Adjusted EBITDA	**421.0**
Exclude:	
Corporate annual incentive expense and other, net[5]	17.1
Adjusted EBITDA for annual incentive purposes	$ 403.9

(1) Represents amortization expense associated with acquired intangible assets recorded within "Intangible amortization" and amortization of capitalized software costs recorded within "Cost of products sold."

(2) Adjustment represents the removal of (i) certain acquisition and strategic/transformation related costs of $5.0, (ii) integration costs of $5.4 within the HVAC reportable segment and (iii) inventory step-up charges of $1.8 related to the Ingénia acquisition within the HVAC reportable segment.

(3) Adjustment represents the removal of restructuring charges associated with acquisition integration activities.

(4) Adjustment represents the removal of a charge of $8.4 associated with a settlement with the seller of ULC regarding additional contingent consideration.

(5) Includes, primarily, corporate annual incentive expense and the operating results of Ingénia in 2024.



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